Exhibit 99.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.     )

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INTERVAL LEISURE GROUP, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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INTERVAL LEISURE GROUP, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given that the Annual Meeting of Stockholders of Interval Leisure Group, Inc., a Delaware corporation, will be held at our offices located at 6262 Sunset Drive, Miami, Florida 33143, on Tuesday, May 19, 2015, at 3:00 p.m., local time, for the following purposes:

1.              To elect each of the eleven nominees named in the accompanying proxy statement (or, if necessary, any substitute nominees selected by our board of directors) as a director, each to serve until the 2016 annual meeting and until his or her successor is duly elected and qualified;

2.              To ratify the selection of Ernst & Young LLP as the independent registered public accounting firm for Interval Leisure Group for the fiscal year ending December 31, 2015; and

3.              To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on March 23, 2015 will be entitled to notice of and to vote at the meeting or any adjournment or postponement of the meeting.

Your vote is important.  Whether or not you plan to attend the meeting, please vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet. If you received a proxy card or voting instruction card by mail, you also may submit your proxy card or voting instruction card by completing, signing, dating and mailing your proxy card or voting instruction card in the envelope provided. Any stockholder attending the meeting may vote in person, even if you have already returned a proxy card or voting instruction card.

By Order of the Board of Directors,

Victoria J. Kincke Secretary

Dated: March 30, 2015

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting on May 19, 2015.

The 2015 Proxy Statement and 2014 Annual Report on Form 10-K are available at the website listed below beginning on or about April 6, 2015:

•                  http://www.proxyvote.com

INTERVAL LEISURE GROUP, INC.

6262 SUNSET DRIVE

MIAMI, FLORIDA 33143

PROXY STATEMENT FOR THE

2015 ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION

This proxy statement and the enclosed proxy card are furnished to you in connection with the solicitation of proxies by the board of directors of Interval Leisure Group, Inc., or ILG, for use at ILG’s 2015 Annual Meeting of Stockholders. This proxy statement summarizes information you need to know to vote at the annual meeting. The annual meeting will be held at our principal executive office located at 6262 Sunset Drive, Miami, Florida 33143, on Tuesday, May 19, 2015, at 3:00 p.m., local time. Our telephone number is (305) 666-1861.

The proxy materials, including this proxy statement, proxy card and our 2014 annual report, are being made available on or about April 6, 2015 to all stockholders of record on March 23, 2015. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

Electronic Access.  In accordance with rules and regulations adopted by the SEC, we have elected to provide our stockholders access to our proxy materials over the Internet. Accordingly, a Notice of Internet Availability of Proxy Materials, which we refer to as the Notice, was mailed on or about April 6, 2015 to our stockholders who owned our common stock at the close of business on March 23, 2015. Stockholders have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials be sent to them by following the instructions in the Notice.

The Notice also provided instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election. Choosing to receive future proxy materials electronically will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you and will conserve natural resources.

Cost of Solicitation.  We will bear the expense of soliciting proxies. In addition to these proxy materials, our directors and employees (who will receive no compensation in addition to their regular compensation) may solicit proxies in person, by telephone or email. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

QUESTIONS AND ANSWERS

Who may vote at the meeting?

If you owned our stock on March 23, 2015, the record date, you may attend and vote at the meeting. As of March 23, 2015, there were 57,433,613 shares of our common stock outstanding and entitled to vote at the meeting. Holders of our common stock at the close of business on the record date are entitled to one vote per share on all matters voted on at the meeting.

What is the quorum requirement for the meeting?

We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of our common stock as of the record date are present at the annual meeting, either in person or by proxy. Proxies we receive marked as abstentions or broker non-votes (shares held in “street name” by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will be included in the calculation of the number of shares considered to be present at the meeting.

What matters will ILG stockholders vote on at the annual meeting and what vote is required for each?

ILG stockholders will vote on the following proposals:

•                  Proposal 1—To elect each of the eleven nominees named in this proxy statement (or, if necessary, any substitute nominees selected by our board of directors) as a director, each to serve until the 2016 annual meeting and until his or her successor is duly elected and qualified.

Directors are elected by a plurality of votes cast, meaning the eleven nominees receiving the greatest number of votes will be elected. If you do not vote for a nominee, or if you indicate “Withhold Authority” for the nominee on your proxy card, your vote will not count either for or against a nominee. Abstentions and broker non-votes will not be voted in favor of the election of directors and also will not be counted as votes cast in the election of directors. Accordingly, abstentions and broker non-votes will have no effect on the voting regarding this proposal.

•                  Proposal 2—To ratify the selection of Ernst & Young LLP as the independent registered public accounting firm for Interval Leisure Group for the fiscal year ending December 31, 2015.

Proposal 2 requires the affirmative approval of a majority of votes cast by holders of our common stock present in person, or by proxy, at the annual meeting. Abstentions will not be considered votes cast on the proposal and will not have a positive or negative effect on the outcome of this proposal. Because Proposal 2 should be considered a “routine” matter (as described below), we do not anticipate any broker non-votes.

The Board recommends that you vote FOR the election of the eleven directors listed in Proposal 1 and FOR Proposal 2.

How will my shares be voted?

The common stock represented by your proxy will be voted in accordance with specifications provided on your proxy or voting instruction card or with specifications you provided by telephone or Internet. If any other matters shall properly come before the annual meeting, the persons named in your proxy, or their substitutes, will determine how to vote thereon in accordance with their judgment. The board of directors does not know of any other matters that will be presented for action at the annual meeting.

What happens if I do not give specific voting instructions?

•                 Stockholders of Record.  If you are a stockholder of record and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement for the election of the eleven directors as set forth under Proposal 1 (Election of Directors), and in favor of Proposal 2 (ratification of Ernst & Young LLP as independent registered public accounting firm) and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting.

•                  Beneficial Owners of Shares Held in Street Name.  If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a “non-routine” matter, the organization that holds your shares will note that it does not have the authority to vote on such matters with respect to your shares. This is generally referred to as a “broker non-vote.” We believe that Proposal 2 will be considered a “routine” matter and Proposal 1 will be considered “non-routine.” Therefore it is important that you provide voting instructions to your broker.

How can I get electronic access to the proxy materials?

You can view the proxy materials for the meeting on the Internet at www.proxyvote.com. Please have your 12 digit control number available. Your 12 digit control number can be found on your Notice. If you received a paper copy of your proxy materials, your 12 digit control number can be found on your proxy card or voting instruction card. Our proxy materials are also available on our Investor Relations website at www.iilg.com.

Can I vote my shares by filling out and returning the Notice?

No. The Notice will, however, provide instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card or voting instruction card, or by submitting a ballot in person at the meeting.

What do I need to do to vote at the annual meeting?

We encourage you to vote promptly. Telephone and Internet voting are available through 11:59 p.m. Eastern Time on Monday, May 18, 2015. If your shares are registered in your name, then you are a “registered holder” and you may vote in person at the annual meeting or by proxy. Registered and beneficial holders may vote in one or more of the following ways:

•                  By Telephone.  You may vote your shares by calling 1-800-690-6903 and following instructions provided by the recorded message. You may vote by telephone 24 hours a day. The telephone voting system allows you to confirm that the system has properly recorded your votes.

•                  By Internet.  You may vote your shares over the Internet by logging onto www.proxyvote.com using the 12 digit control number found on your Notice, proxy card or voting instruction card and following the steps outlined on the secure website. As with the telephone voting system, you will be able to confirm that the system has properly recorded your votes.

•                  By Mail.  If you have received printed proxy materials, you may vote by mail by completing and signing your proxy card if your shares are held of record in your name or, for shares held beneficially in “street name,” by following the voting instructions included by your stockbroker, trustee or nominee, and mailing it in the enclosed envelope.

•                  In Person.  If your shares are held of record by our transfer agent in your name as of the record date, you may vote at the meeting by providing a ballot or proxy at the annual meeting. If you are a beneficial holder of shares held in “street name” through a broker, trustee, bank or other nominee that holds shares on your behalf, you may vote in person at the annual meeting by obtaining a legal proxy from the nominee that holds your shares.

Only persons with proof of stock ownership will be admitted to the annual meeting. If you are a registered stockholder, please bring a form of photo identification with you to the annual meeting. If your shares are not registered in your name, you must bring proof of share ownership (such as a recent bank or brokerage firm account statement, together with photo identification) to be admitted to the annual meeting.

Can I change my vote?

You may revoke your proxy at any time before a vote is taken at the meeting by giving notice to us in writing or at the meeting or by executing and forwarding a later-dated proxy to us or voting a later proxy by telephone or the Internet. Your presence at the annual meeting will not automatically revoke your proxy. If you are a beneficial stockholder only, you should check with the broker, trustee, bank or other nominee who holds your shares to determine how to change or revoke your vote.

PROPOSAL 1—ELECTION OF DIRECTORS

At the annual meeting, ILG’s stockholders will be asked to vote for the election of the eleven director nominees named below, each to serve until the next annual meeting and until his or her successor is duly elected and qualified. All of the nominees are incumbent directors. Liberty Interactive Corporation (formerly Liberty Media Corporation) has the right to nominate up to 20% of the directors serving on ILG’s board, as described in more detail below under “Certain Relationships and Related Transactions—Spinco Agreement.”

Common stock represented by proxies, unless otherwise specified, will be voted for the election of the eleven nominees. If, by reason of death or other unexpected occurrence, any one or more of the nominees should not be available for election, the proxies will be voted for the election of one or more substitute nominees as the board may nominate.

Information Regarding the Director Nominees

Craig M. Nash, age 61, has served as President and Chief Executive Officer of ILG since May 2008 and as Chairman of the Board of ILG since August 2008 and served as President of Interval from August 1989 until September 2014. Prior to assuming this role, Mr. Nash served in a series of increasingly significant roles with Interval, including as General Counsel. Mr. Nash joined Interval in 1982. Mr. Nash serves on the Board of Directors of the American Resort Development Association and is also a member of its Executive Committee.

David Flowers, age 60, has served as a director of ILG since August 2008. Prior to December 31, 2014, Mr. Flowers served as Senior Vice President and Managing Director, Alternative Investments of Liberty Media Corporation, which holds ownership interests in a broad range of electronic retailing, media, communication and entertainment businesses, since October 2000, Treasurer since April 1997 and Vice President since June 1995. He also served as Senior Vice President and Treasurer of Discovery Holding Company from May 2005 to September 2008. Mr. Flowers was a member of the board of directors of Sirius XM Radio Inc., a subscription satellite radio company March 2009 until December 2014.

Mr. Flowers was nominated as a director of ILG by Liberty Interactive Corporation (formerly Liberty Media Corporation).

Victoria L. Freed, age 58, has served as a director of ILG since October 2012. She has also served as Senior Vice President, Sales, Trade Support and Service for Royal Caribbean International, a global cruise vacation company, since January 2008. Prior to joining Royal Caribbean, she spent 29 years with Carnival Cruise Lines, where she was Senior Vice President of Sales and Marketing for 15 years. From 1998 to 2000, Ms. Freed also served as the first female chairman of the Cruise Line International Association, the marketing and travel agent training arm of the North American cruise industry. Ms. Freed earned a bachelor’s degree in business with an emphasis in marketing from the University of Colorado. She also holds a Certified Travel Counselor (CTC) designation.

Chad Hollingsworth, age 38, has served as a director of ILG since February 2015. Mr. Hollingsworth joined Liberty Interactive Corporation (formerly known as Liberty Media Corporation) in November 2007 and has served as a Vice President since December 2011. He also has served as a Vice President of Liberty Media Corporation (including its predecessor) since December 2011, Liberty TripAdvisor Holdings, Inc. since August 2014 and Liberty Broadband Corporation since October 2014. Mr. Hollingsworth focuses on transaction and structuring opportunities, strategic advisory work and venture capital investment evaluation. He received his bachelor’s degree from Stanford University in human biology, with honors, and is a CFA® charterholder.

Mr. Hollingsworth was nominated as a director of ILG by Liberty Interactive Corporation (formerly Liberty Media Corporation).

Gary S. Howard, age 64, has served as a director of ILG since August 2008. Mr. Howard served as Executive Vice President and Chief Operating Officer of Liberty Media Corporation from July 1998 to February 2004 as well as serving on Liberty Media Corporation’s board of directors from July 1998 until January 2005. Additionally, Mr. Howard held several executive officer positions with companies affiliated with Liberty Media Corporation. Mr. Howard served on the board of directors of Dish Network Corporation prior to August 2013 and has served on the board of directors of Vubiquity, a private company that provides multi-platform video services, since September 2010.

Mr. Howard was nominated as a director of ILG by Liberty Interactive Corporation (formerly Liberty Media Corporation).

Lewis J. Korman, age 70, has served as a director of ILG since August 2008. Mr. Korman is a business advisor to various companies: Trident Media Group, a literary agency in the media business, since 2002; Sandler Travis Trade Advisory Services, Inc., a customs management, consulting and trade compliance company, since 2006; Sandler, Travis & Rosenberg, an international trade law firm and business practice, since 2007. Since 1999, Mr. Korman has been a director of Learning Express LLC, a company engaged in test preparation for occupational certification and test assessment for educational institutions through the internet. From 1998 through 2007, Mr. Korman served as Vice Chairman of RAB Holdings, which owned Millbrook Distribution Services (a distributor of specialty foods and health and beauty products to supermarkets), and The B. Manischewitz Company (a manufacturer of kosher and related ethnic food products). From 1997 to 2009, he was an advisor to X.L. Capital, Ltd., a reinsurance company. From 1992 to 1997, until acquired by a predecessor of IAC/InterActiveCorp, Mr. Korman was President and Chief Operating Officer of Savoy Pictures Entertainment, motion picture distributor and owner of four Fox affiliated television stations. He served as Senior Executive Vice President and Chief Operating Officer of Columbia Pictures Entertainment (motion picture and television production and distribution) from 1988 until 1989, and as Senior Executive Vice President of its predecessor, TriStar Pictures from 1987. Mr. Korman was a partner in a law firm until 1986.

Thomas J. Kuhn, age 52, has served as a director of ILG since August 2008. Mr. Kuhn has been the managing member of Doorbrook, LLC, an advisory and investment firm since January 2014. From 2000 through December 2013, Mr. Kuhn was a Managing Director at Allen & Company LLC, an investment banking firm. Prior to joining Allen, he had been the Senior Vice President and General Counsel of USA Networks, Inc. (a predecessor to IAC).

Jeanette E. Marbert, age 58, has served as a director of ILG since February 2015, as Chief Operating Officer of ILG since August 2008 and as Executive Vice President since June 2009. She has served in such capacity for Interval since June 1999. Prior to her tenure as Chief Operating Officer, Ms. Marbert served as General Counsel of Interval from 1994 to 1999. Ms. Marbert joined Interval in 1984.

Thomas J. McInerney, age 50, has served as a director of ILG since May 2008. Mr. McInerney served as Executive Vice President and Chief Financial Officer of IAC from January 2005 through March 2012. Mr. McInerney previously served as Chief Executive Officer of IAC’s Retailing sector from January 2003 through December 2005. Prior to this time, Mr. McInerney served as Executive Vice President and Chief Financial Officer of Ticketmaster (prior to it becoming a wholly-owned subsidiary of IAC in January 2003) and its predecessor company, Ticketmaster Online-Citysearch, Inc., since May 1999. Prior to joining Ticketmaster, Mr. McInerney worked at Morgan Stanley, most recently as a Principal. Mr. McInerney currently serves as a director of HSN Inc., a television and online retailer and of Yahoo! Inc., a digital media company.

Thomas P. Murphy, Jr., age 66, has served as a director of ILG since August 2008. Mr. Murphy is Chairman and Chief Executive Officer of Coastal Construction Group, a construction company, which he founded in 1989. Mr. Murphy has over 40 years of construction and development experience, which encompasses hospitality, resort, office, retail, industrial, institutional and residential projects.

Mr. Murphy is an honorary board member of Baptist Health Systems of South Florida and is a member of the National Construction Industry Round Table, the National Association of Home Builders and the Florida Home Builders Association. He also serves as a director of The St. Joe Company, a New York Stock Exchange (NYSE) listed real estate developer.

Avy H. Stein, age 59, has served as a director of ILG since August 2008 and as Lead Director since December 2008. Mr. Stein is a Managing Partner of Willis Stein & Partners, a Chicago-based private equity firm that invests in companies in the consumer, education, healthcare and specialized business service industries. Mr. Stein co-founded Willis Stein & Partners with John Willis in 1994. Mr. Stein serves many philanthropic organizations. He is a co-chairman of the Development Council for B.U.I.L.D. (Broader Urban Involvement in Leadership Development), an organization that provides career and educational development for inner city youth, a member of the Board of Trustees, former Chairman of the audit and risk committee and Treasurer, and current Chairman of the Investment Committee and acting member of the Executive Committee of the Ravinia Festival; as well as a member of the Economic Club and Commercial Club of Chicago and The Standard Club. Mr. Stein also serves on the Board of Directors and compensation and nominating and corporate governance committees of Roundy’s, Inc., a NYSE-listed grocer in the Midwest. Mr. Stein serves on the boards of directors, and in some cases as chairman or co-chairman of, privately-held companies in which his private equity firm has a stake such as VelociTel, Lincoln Renewable Energy, Education Partners, LLC, Strategic Materials and Education Corporation of America. Mr. Stein is a certified public accountant, and received his law degree in 1980 from Harvard University.

CORPORATE GOVERNANCE

Board of Directors

Qualifications.  Our board of directors is comprised of individuals with an array of operating, finance, sales and legal experience in a variety of industries. As such, they each bring an informed perspective on matters we face as a public company, including experience reading and understanding and/or preparing financial statements, compensation determinations, regulatory compliance, corporate governance, public affairs and legal matters. Our board of directors believes that each of the directors is qualified to serve as a director and member of the committees on which each serves because of the skills and qualifications acquired based on the following experience:

•                  Mr. Flower’s financial, investment and public company experience as a senior finance executive of a large public company;

•                  Ms. Freed’s sales, marketing and consumer insight experience in the leisure and tourism industry as a senior executive with cruise companies;

•                  Mr. Hollingsworth’s merger and acquisition transaction experience, financial analysis skills and experience with corporate governance and management compensation plans;

•                  Mr. Howard’s operations, financial, accounting and public company experience as a chief executive officer, chief operating officer and finance executive at public and private companies and as a former certified public accountant;

•                  Mr. Korman’s operational and legal experience and his experience reading and understanding financial statements as a senior operating executive at several large public companies and as a business consultant and lawyer;

•                  Mr. Kuhn’s financial, legal and public company experience and his experience reading and understanding financial statements as a managing director at an investment banking firm and as the general counsel of a public company;

•                  Ms. Marbert’s knowledge of operational matters with respect to ILG and non-traditional lodging, her experience evaluating potential transaction and integrating acquisitions as well as her considerable industry experience;

•                  Mr. McInerney’s financial and public company experience as the chief financial officer of a public company and his familiarity with ILG’s business and operations as an executive of our former parent company;

•                  Mr. Murphy’s operational and related industry experience in development of resorts as the chief executive officer of a construction and development company;

•                  Mr. Nash’s industry, strategic, operational and legal experience as our chief executive officer and as a member of the executive committee of the American Resort Development Association as well as his role in promoting constructive regulations regarding the shared ownership industry; and

•                  Mr. Stein’s financial, accounting and legal experience as a managing partner in a private equity firm and as a certified public accountant and lawyer, and his familiarity with ILG’s business and operations as a principal of the private equity firm that previously owned Interval.

Several of our directors also serve or have in the past served on the boards of one or more other publicly traded companies. We believe ILG benefits from the experience and expertise our directors gain from serving on those boards. The board of directors also believes that it is important to effective board governance and collaboration to have our chief executive officer serve on the board.

Director Independence.  ILG’s board of directors currently consists of eleven members. The board of directors has affirmatively determined that each of Ms. Freed, Mr. Howard, Mr. Korman, Mr. Kuhn, Mr. McInerney, Mr. Murphy and Mr. Stein are “independent directors” within the meaning of the NASDAQ’s listing standards. In making this determination, the board of directors considers information regarding transactions, relationships and arrangements involving ILG and its businesses and each director that it deems relevant to independence, including those required by NASDAQ listing standards. This information is obtained from director responses to a questionnaire circulated by ILG management, ILG records and publicly available information. ILG management monitors those transactions, relationships and arrangements that are relevant to determinations of independence, and solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on ILG’s prior independence determinations.

Consistent with these considerations, the board of directors has reviewed all relationships and material transactions past and present between ILG and the members of the board (and their respective affiliated companies) and has affirmatively determined that each of Ms. Freed, Mr. Howard, Mr. Korman, Mr. Kuhn, Mr. McInerney, Mr. Murphy and Mr. Stein are “independent directors” within the meaning of the NASDAQ’s listing standards. In particular, the board considered past relationships which directors had with ILG, its former parent, IAC, with Liberty Interactive Corporation (formerly Liberty Media Corporation) as well as, for Ms. Freed, commercial transactions between ILG’s businesses and Royal Caribbean International’s businesses.

With respect to the remaining directors, (i) Mr. Nash and Ms. Marbert are executives of ILG, and (ii) Mr. Flowers is a recent Senior Vice President of Liberty Media Corporation and Mr. Hollingsworth is a current Vice President of Liberty Interactive Corporation.

Governance Guidelines.  ILG’s board of directors has adopted Corporate Governance Guidelines that are available on our website at www.iilg.com under “Corporate Governance.”

Meetings.  During 2014, the board of directors held eight meetings. All of our directors attended at least 75% of the aggregate of the board meetings and the meetings of committees on which he or she served in 2014. Our directors are encouraged but not required to attend the annual meeting of stockholders. At our 2014 Annual Meeting of Stockholders, three of our directors were in attendance. The independent directors of the board regularly meet in executive session without management.

Board Leadership Structure.  Mr. Nash serves as both our Chairman of the Board and our President and Chief Executive Officer. We believe that by serving in these dual capacities, Mr. Nash is well-situated to execute our business strategy. Because Mr. Nash has primary management responsibility with respect to the day-to-day business operations of our company, he is in the most effective position to chair regular meetings of the board of directors and to help ensure that key business issues are communicated to the board of directors. Mr. Stein has been our lead director since December 2008. As lead director, Mr. Stein serves as a liaison between the Chairman of the Board and the other directors and presides at meetings of the independent directors.

Risk Oversight.  Risk assessment and management is an integral part of our board of director and committee deliberations throughout the year. Our board of directors’ role primarily is oversight of the risk management processes implemented by our management team. This role is performed through the board committees as well as the board of directors as a whole. The audit committee annually reviews an assessment prepared by internal audit based on management feedback of the critical risks facing ILG, their relative magnitude and management’s actions to mitigate these risks. The audit committee also monitors risks related to investments and liquidity, financial covenants and related party transactions. The compensation committee reviews risks relating to our compensation practices as described below under “Compensation Risk Analysis.” The results of these reviews are discussed with the entire board of directors which also reviews overall strategic and operational risks. We believe these risk oversight functions allow our directors to make well-informed decisions and increase the effectiveness of our leadership structure. The roles of the board of directors and its committees in the risk oversight process have not affected the board leadership structure.

Committees of the Board of Directors

The board of directors has a standing audit committee, compensation and human resources committee, and nominating committee, each of which operates under a written charter, as well as an executive committee. Current copies of these charters are available to stockholders on our website, www.iilg.com, under “Corporate Governance.” Each director serving as a member of a board committee, other than the executive committee, is an independent director within the meaning of the NASDAQ’s listing standards applicable to such members and under the applicable committee’s charter.

The following table sets forth the current members of each standing committee of our board of directors:

Name	Audit	Compensation	Nominating	Executive
Craig M. Nash				X
David Flowers
Victoria L. Freed
Chad Hollingsworth
Gary S. Howard	X
Lewis J. Korman	C		X
Thomas J. Kuhn	X		C	X
Jeanette E. Marbert
Thomas J. McInerney
Thomas P. Murphy, Jr.		X
Avy H. Stein		C		X

X = member, C = Chair

Audit Committee.  The members of the audit committee are Mr. Howard, Mr. Kuhn and Mr. Korman (chairman). The audit committee assists the board of directors in fulfilling its oversight responsibilities for the integrity of our accounting, auditing, financial reporting and financial control practices. The audit committee monitors:

•                  the integrity of ILG’s financial statements,

•                  the effectiveness of ILG’s internal control over financial reporting,

•                  the qualifications and independence of ILG’s independent registered public accounting firm,

•                  the performance of ILG’s internal audit function and independent registered public accounting firm, and

•                  the compliance by ILG with legal and regulatory requirements.

In addition, the audit committee considers and pre-approves audit and any non-audit services proposed to be performed by the independent registered public accounting firm. The audit committee also reviews related party transactions, our code of ethics, hedging and derivatives strategies, and the process for receiving, retaining and treating employee complaints regarding accounting, internal control over financial reporting and auditing matters.

Our board of directors has determined that Mr. Howard meets the requirements for an audit committee financial expert under Item 407 of Regulation S-K promulgated under the Securities Act of 1933. During 2014, the audit committee held nine meetings.

Compensation and Human Resources Committee.  The members of the compensation and human resources committee are Mr. Murphy and Mr. Stein (chairman), each of which is a “non-employee director” as defined under Rule 16b-3 and an “outside director” as defined under Section 162(m) of the Internal Revenue Code. During 2014, the compensation and human resources committee held three meetings. The compensation and human resources committee is authorized to exercise all of the powers of the ILG board of directors with respect to matters pertaining to compensation and benefits that affect the executive officers of ILG, including, but not limited to:

•                  salary,

•                  incentive/bonus plans,

•                  stock compensation plans, and

•                  retirement programs.

To assist in its review of compensation decisions, the compensation and human resources committee has retained the services of an independent compensation consultant. The consultant works for the compensation committee in connection with its review of executive and non-employee director compensation practices (for the nominating committee), including the competitiveness of executive and director pay levels, executive incentive design issues, market trends in executive and director compensation and technical considerations. The independent consultant is Meridian Compensation Partners (Meridian). Meridian’s services to ILG are limited to advising the compensation committee on executive compensation related matters and the nominating committee on director compensation as well as calculating the payout for total shareholder return-based performance share units granted by the compensation committee; they do no other work for ILG. The compensation committee reviews and evaluates the independence of its consultant each year and has the final authority to hire and terminate the consultant. In considering Meridian’s independence, numerous factors were reviewed relating to Meridian and the individuals providing services to ILG, including those required by the SEC and the NASDAQ. Based on a review of these factors, the compensation committee has determined that Meridian is independent and that no conflict of interest exists with Meridian.

For more information on how executive compensation decisions are made, see “Compensation Discussion and Analysis.”

Nominating Committee.  The members of the nominating committee are Mr. Korman and Mr. Kuhn (chairman). The nominating committee:

•                  identifies and recommends for nomination qualified individuals for election as directors,

•                  oversees the composition of the committees of the board of directors,

•                  oversees periodic self-evaluation of the board of directors and its committees, and

•                  reviews compensation of directors.

During 2014, the nominating and corporate governance committee held five meetings. Ms. Marbert and Mr. Hollingsworth were elected to our board of directors by the directors on February 24, 2015, following a request by Liberty Interactive to add another director to our board. In accordance with our existing agreement, Liberty has the right to nominate a third director who is reasonably acceptable to ILG upon the increase of the ILG board to eleven members. The nominating committee met with Mr. Hollingsworth, as Liberty’s proposed nominee, and following appropriate investigation determined to recommend his nomination to the Board. The nominating committee also recommended

Ms. Marbert for nomination to the Board based on her operating knowledge of ILG and the industry as well as her contributions during her prior participation in meetings of the board of directors.

Stockholders may recommend individuals to the nominating committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of ILG’s common shares for at least a year as of the date such recommendation is made, to the following address: Interval Leisure Group, Inc., 6262 Sunset Drive, Miami, Florida 33143, Attn: Victoria J. Kincke, Secretary. Any such recommendation should be accompanied by a written statement from the candidate of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. Assuming that appropriate biographical and background material has been provided on a timely basis, the nominating committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. See “Other Matters-Stockholder Proposals for 2016 Annual Meeting” below.

The nominating committee has not established specific minimum qualifications a candidate must have in order to be recommended to the board of directors. However, in determining qualifications for directors, the committee considers whether the potential candidate qualifies as independent under NASDAQ listing standards, his or her familiarity with reviewing or preparing financial statements and other skills and experience, as well as whether such candidate will effectively serve stockholders’ long-term interests and contribute to ILG’s overall corporate goals. As stated in our Corporate Governance Guidelines, the committee and the board of directors seek to include a diversity of backgrounds, perspectives and skills among board members. While the committee does not use any particular benchmarks with respect to these qualities, it looks to include a balance of backgrounds, perspectives and skills on the board of directors as a whole. The nominating committee will consider potential board candidates recommended by stockholders and others, including management and current directors and the nominating committee may retain a board search consultant to assist in searching for potential board candidates. The committee has not engaged a consultant at this time.

Executive Committee.  The members of the executive committee are Mr. Nash, Mr. Kuhn and Mr. Stein. The executive committee has all the power and authority of the ILG board of directors, except those powers specifically reserved to the ILG board of directors by Delaware law or ILG’s organizational documents.

Other Committees.  In addition to the foregoing committees, the ILG board of directors, by resolution, may from time to time establish other committees of the ILG board of directors, consisting of one or more of its directors.

Stockholder Communications with the Board of Directors

Any stockholder who desires to communicate with any of the members of ILG’s board of directors may do so electronically by sending an email to boardofdirectors@iilg.com. Alternatively, a stockholder may communicate with the members of the board of directors by writing to Interval Leisure Group, Inc., 6262 Sunset Drive, Miami, Florida 33143, Attn: Victoria J. Kincke, Secretary. Communications may be addressed to the lead director, an individual director, a board committee, the non-management directors or the full board of directors. All such communications must identify the author as a stockholder and provide evidence of the sender’s stock ownership. Communications received by the Secretary will be reviewed by the Secretary and, if appropriate, distributed to the appropriate directors. Solicitations for the sale of merchandise, publications or services of any kind will not be forwarded to the directors.

Director Compensation

Non-Employee Director Arrangements.  Each member of the ILG board of directors who is not an employee of ILG or its affiliates receives an annual retainer and member and chairs of committees receive additional annual retainers. Prior to October 1, 2014 the retainers were as follows:

•                  Board service—$50,000 per year

•                  Members of audit and compensation committees (excluding chairs)—$10,000 per year

•                  Members of nominating committee—$5,000 per year

•                  Chairs of audit and compensation committees—$25,000 per year

As of October 1, 2014, the retainers were modified as follows:

•                  Board service—$65,000 per year

•                  Members of audit and compensation committees (excluding chairs)—$15,000 per year

•                  Members of nominating and executive committee—$10,000 per year

•                  Chair of audit committee—$35,000 per year

•                  Chair of compensation committee—$30,000 per year.

In addition, each non-employee director receives a grant of restricted stock units, or RSUs, with a dollar value of $125,000 upon re-election on the date of ILG’s annual meeting of stockholders. The terms of these restricted stock units provide for (i) vesting on the first anniversary of the grant date with settlement in shares of common stock, (ii) cancellation and forfeiture of unvested units in their entirety upon termination of service with the ILG board of directors (other than for death or disability) and (iii) full acceleration of vesting upon a change in control of ILG. Prior to September 2014, the RSUs were granted with an annual dollar value of $100,000 and vested over two years. Upon the adoption of the new compensation arrangement in September 2014, each non-employee director received a grant of $25,000 of RSUs. Non-employee directors are also reimbursed for all reasonable expenses incurred in connection with attendance at ILG board and committee meetings.

Director Stock Ownership Guidelines.  In order to further align the interests of our directors with those of our stockholders, our board of directors maintains stock ownership guidelines for non-employee directors. These guidelines generally require directors that are not employed by us or our affiliates to maintain ownership of our common stock in an amount not less than three times the amount of the annual cash retainer for board service, subject to a grace period of five years from either the adoption of the policy or commencement of service. Deferred stock units and restricted stock units are included in the calculation.

The guidelines are administered by the nominating committee. As of March 23, 2015, all of our non-employee directors were in compliance with the guidelines.

Deferred Compensation Plan for Non-Employee Directors.  Under ILG’s Deferred Compensation Plan for Non-Employee Directors, non-employee directors are able to defer all or a portion of their board and board committee fees. Eligible directors who defer all or any portion of these fees can elect to have such fees applied to the purchase of share units, representing the number of shares of ILG common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on ILG common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to be a member of the ILG board of directors, he or she will receive (i) with respect to share units, such number of shares of ILG common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or up to five installments, as previously elected by the eligible director at the time of the related deferral election.

The following table and footnotes provide information regarding the compensation of non-employee members of ILG’s board of directors for fiscal year 2014.

Director Compensation

	Total Fees Earned or Paid in Cash
Name	Fees Paid in Cash ($)	Fees Deferred ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David Flowers(4)(5)	32,917	—	125,010	671	158,598
Victoria L.Freed(5)	53,750		125,011	3,923	182,684
Gary S. Howard(5)	65,000	—	125,011	3,352	193,363
Lewis J. Korman(5)	87,500	—	125,011	3,352	215,863
Thomas J. Kuhn(5)	—	73,750	125,011	14,319	213,080
Thomas J. McInerney(5)	53,750	—	125,011	3,352	182,113
Thomas P. Murphy, Jr.(5)	65,000	—	125,011	3,352	193,363
Avy H. Stein(5)	82,500	—	125,011	11,659	219,170

(1)                                 Represents the dollar value of fees elected to be deferred pursuant to ILG’s Deferred Compensation Plan for Non-Employee Directors, as described above. For 2014, Mr. Kuhn elected for this entire amount to be deferred as share units.

(2)                                 All amounts for stock awards are the aggregate grant date fair value of the RSUs computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC Topic 718”). Other than Mr. Flowers, each non-employee director received 4,801 restricted stock units on May 12, 2014 and 1,221 restricted stock units on September 16, 2014. Mr. Flowers received 6,104 restricted stock units on September 16, 2014.

(3)                                 Includes dollar amount of dividends on restricted stock units that are accrued as additional RSUs. For Mr. Kuhn and Mr. Stein these amounts also include the dollar amount of dividends on deferred fees that are accrued as additional share units.

(4)                                 Mr. Flowers was an employee of our affiliate and did not receive any compensation for his services as a director of ILG until June 1, 2014 when he began to receive pro-rated retainer payments and September 16, 2014, when he received restricted stock units.

(5)                                 Each of Messrs. Freed, Howard, Korman, Kuhn, McInerney, Murphy and Stein held 8,484 RSUs as of December 31, 2014 and Mr. Flowers held 6,136 RSUs as of December 31, 2014.

The nominating committee has primary responsibility for establishing non-employee director compensation arrangements, which are designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of ILG stock to further align directors’ interests with those of ILG’s stockholders. When considering non-employee director compensation arrangements, the nominating committee consulted a competitive benchmarking report prepared by the compensation and human resources committee’s independent consultant, Meridian, prior to determining the adjustments made in September 2014.

Compensation Committee Interlocks and Insider Participation

Mr. Stein and Mr. Murphy served on our compensation and human resources committee during 2014 and neither has been an officer or employee of ILG. None of ILG’s executive officers or directors serves or has served on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of ILG’s board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis discusses our executive compensation programs for 2014. This section focuses on the compensation decisions made for the following individuals who are referred to as the named executive officers:

Craig M. Nash	Chairman, President and Chief Executive Officer
Jeanette E. Marbert	Executive Vice President and Chief Operating Officer
William L. Harvey	Executive Vice President and Chief Financial Officer
David C. Gilbert	President, Interval International
John M. Burlingame	President, Hyatt Vacation Ownership

Overview

During 2014 ILG benefitted from including the VRI Europe and Aqua businesses for a full year, and in October 2014, completed the strategic acquisition of the Hyatt Vacation Ownership business. Conversely, ILG’s largest business, Interval International secured multi-year renewals of four substantial developer clients that resulted in reduced profitability. Following this acquisition ILG realigned our segment reporting and now reports in two segments: Exchange and Rental, and Vacation Ownership. Exchange and Rental includes the Interval International and the exchange businesses of Hyatt Residence Club and Trading Places International as well as the Aston and Aqua vacation rental businesses. Vacation Ownership includes the management businesses of Vacation Resorts International, VRI Europe, Hyatt Vacation Ownership and Trading Places International and vacation ownership sales and financing. As the ILG platform diversifies, David C. Gilbert was hired as President of Interval International, Inc. and John M. Burlingame was hired to oversee the Hyatt Vacation Ownership business. The following chart summarizes key financial results for 2014 compared to 2013 and 2012 (dollars in millions except per share and percentage data):

	Year Ended December 31,
	2014	Year over Year % Change	2013	Year over Year % Change	2012
Revenue	$614.4	22.6%	$501.2	5.9%	$473.3
Net income attributable to common stockholders	$78.9	(2.8)%	$81.2	99.5%	$40.7
Adjusted net income(1)	$81.8	0.4%	$81.5	53.1%	$53.2
Adjusted EBITDA reported(2)	$175.1	5.4%	$166.2	5.8%	$157.1
Adjusted EBITDA incentive calculation(3)	$175.1	3.3%	$169.5	7.6%	$157.2
Diluted earnings per share	$1.36	(2.9)%	$1.40	97.2%	$0.71
Adjusted diluted earnings per share(4)	$1.41	0.0%	$1.41	51.6%	$0.93
Price per share at December 31(5)	$20.89	(32.4)%	$30.91	59.4%	$19.39

(1)                                 Adjusted net income is defined as net income attributable to common stockholders excluding impact of (a) acquisition related and restructuring costs, (b) other non-operating foreign currency remeasurements, (c) correcting an immaterial prior period net understatement in the 2013 financials and (d) other special items such as the 2012 non-cash loss on extinguishment of our indebtedness, net of tax. Reconciliation to net income attributable to common stockholders is provided in Appendix A.

(2)                                 Adjusted EBITDA is defined as net income attributable to common stockholders, excluding, if applicable (a) non-operating interest income and interest expense, (b) income taxes, (c) depreciation expense, (d) amortization expense of intangibles, (e) non-cash compensation expense, (f) goodwill and asset impairments, (g) acquisition related and restructuring costs, (h) other non-operating income and expense (i) the impact of correcting prior period items and

                                                (j) other special items. Reconciliation to net income attributable to common stockholders is provided in Appendix A. ILG’s presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

(3)                                 For purposes of both annual and long-term incentive calculations, Adjusted EBITDA is defined as net income excluding, if applicable: (1) non-cash compensation expense, (2) depreciation expense, (3) amortization expense, (4) goodwill and asset impairments, (5) income tax provision, (6) interest income and interest expense, (7) other non-operating income and expense, (8) one-time charges, and (9) beginning with the year ended December 31, 2013, acquisition related professional fees and with the year ended December 31, 2014 all acquisition related and restructuring costs. The compensation committee determined that Adjusted EBITDA would be calculated from net income attributable to common stockholders for periods beginning January 1, 2014. Reconciliation to net income attributable to common stockholders is provided in Appendix A.

(4)                                 Adjusted diluted earnings per share is defined as Adjusted net income divided by the weighted average number of shares of common stock and dilutive securities outstanding during the period. Reconciliation to diluted earnings per share is provided in Appendix A.

(5)                                 Based on the closing price for ILG shares on The NASDAQ Stock Market on that date.

For 2014, the compensation and human resources committee (also referred to as the compensation committee) made a number of decisions including the approval of select changes to the executive compensation program based, in part, on recommendations from management and the committee’s independent consultant. The following is a summary of the compensation committee decisions and actions in 2014:

•                  Approved employment agreements, base salary, annual incentive and long-term incentive compensation for each of David C. Gilbert and John M. Burlingame, who joined ILG during 2014.

•                  Base salary for each of Ms. Marbert and Mr. Harvey was increased by approximately 7% effective October 2014.

•                  2014 annual incentive awards for existing named executive officers were based on a combination ILG performance against revenue growth and Adjusted EBITDA targets; the named executive officers target annual incentive payout opportunities were the same as 2013. These 2014 annual incentive awards were earned at 119.5% of target for Adjusted EBITDA-based awards and 110.6% of target for revenue based awards.

•                  Granted performance RSUs, 60% of which were based on a cumulative three-year adjusted EBITDA target and 40% were based on relative Total Shareholder Return (“TSR”) against the Russell 2000 and a Hotels, Restaurant and Leisure subset of the Russell 2000, consistent with the prior year. This design is the same as the 2013 performance RSUs.

•                  Approved adoption of Interval Leisure Group, Inc. deferred compensation plan to accept transferred amounts for employees of Hyatt Vacation Ownership and allow continued deferrals. ILG does not currently provide a match for any deferred amounts.

Philosophy and Objectives of Compensation

ILG’s executive officer compensation program is designed to attract, reward, motivate, and retain top executives and to provide appropriate incentives for achieving ILG’s goals and objectives. A significant portion of each executive’s pay is variable and based on corporate performance. The following charts show the pay mix at target for the chief executive officer and the average pay mix at target for the other named executive officers.

CEO Target Compensation	Other NEO Average Target Compensation

ILG’s compensation program rewards annual performance through an annual bonus program and long-term value creation through performance-contingent equity participation. Based on prior benchmarking analyses, the total compensation opportunities at target levels of performance are provided near the median of the peer group, with individual differentiation to reflect, among other things, executive experience, performance, internal equity, and unique customer relationships that may be difficult to replace.

Compensation Methodology

Roles and Responsibilities.  Our executive officer compensation program is administered by our compensation and human resource committee. In 2014, the compensation committee engaged Meridian Compensation Partners, LLC to provide executive compensation advisory services to the compensation committee. Meridian also prepared a report for ILG’s nominating committee on director compensation.

Meridian provides the compensation committee with support on market information and perspective on executive pay practices. At the request of the compensation committee, Meridian participated in select discussions during the compensation committee’s meetings with respect to reviewing and changing incentive programs.

Our chief executive officer makes recommendations to the compensation committee regarding salary and bonus payments for the other named executive officers. In addition, our chief executive officer, chief operating officer and chief financial officer make recommendations on performance goals based on board approved budgets and internal forecasts, and provide information and recommendations as to whether performance goals were achieved. The compensation committee evaluates these recommendations and approves the compensation for the named executive officers. With respect to the chief executive officer, this review is conducted in executive session without the presence of the chief executive officer.

Peer Groups.  The compensation committee and management determined not to undertake an executive compensation benchmarking analysis in connection with the 2014 compensation decisions, in accordance with the practice of performing a full bench-marking study every three years. The previous bench-marking study was performed in late 2012 for use in the 2013 compensation decisions.

Relative TSR group.  The industry peer group described below is used for the 2014 relative TSR performance RSUs discussed below as well as the Russell 2000 index companies as a whole. This peer group includes those companies in the Russell 2000 that have the Hotels, Restaurant and Leisure GICS Code 253010, referred to as the industry peer group. The industry peer group was not used to benchmark pay levels.

Elements of Compensation

The total compensation program for ILG’s named executive officers consists of salary, annual incentives, long-term incentives, perquisites and other benefits. The compensation committee and management believe these programs are tailored to meet ILG’s business objectives and environment. The program for the three named executive officers with enterprise-wide responsibilities differs from the structure provided to the business presidents and will be discussed separately.

Salary.  Management and the compensation committee consider a number of factors in recommending and determining base salaries of named executive officers, including corporate performance and with respect to an individual executive the assumption of additional responsibilities, internal equity, periodic benchmarking, historical compensation for executives of acquired companies and other factors which demonstrate an executive’s value to ILG.

ILG Executives:

The amounts of salary for Mr. Nash, Ms. Marbert and Mr. Harvey are based upon the levels agreed in their respective employment agreements entered into in 2008, with Ms. Marbert and Mr. Harvey receiving increases during 2014. All of these agreements had an initial four year term with automatic one year renewals unless the executive or the company gives 30 days’ notice prior to the end of the then current term. Accordingly, the agreements rolled forward for another year in August 2014. The compensation committee has the authority to increase but not decrease the level of salary set forth in each of these agreements. While Ms. Marbert’s salary had not been increased since 2008 and Mr. Harvey has only had one increase during that time, the compensation committee considered the increased scope of responsibilities for Ms. Marbert and Mr. Harvey following the acquisition of Hyatt Vacation Ownership and determined to increase their salaries by approximately 7% effective October 1, 2014. Given that Mr. Nash requested that he not be considered for an increase, the compensation committee did not change his base salary.

Business Presidents:

Mr. Gilbert entered into an employment agreement effective September 2014 and Mr. Burlingame’s employment agreement was effective October 2014. These agreements specify the negotiated amount of base salary to incent Mr. Gilbert and Mr. Burlingame to join the ILG team in their respective roles.

Annual Incentives.  ILG’s annual incentive program is designed to reward performance on an annual basis. Because of the variable nature of the program, and because in any given year bonuses have the potential to comprise a significant component of an executive’s total compensation, the bonus program represents an important incentive tool to achieve ILG’s annual objectives and to attract, motivate and retain executive talent.

Our annual incentive program, implemented under our 2013 Stock and Incentive Compensation Plan, provides for a cash payment based upon ILG financial performance, and, for certain named executive officers, individual performance. ILG generally pays bonuses during the first quarter following finalization of financial results for the prior year and compensation committee approval.

ILG Executives:

For 2014, annual incentives for Mr. Nash, Ms. Marbert and Mr. Harvey were determined, in whole or in part, based on ILG’s consolidated Adjusted EBITDA performance and revenue. Adjusted EBITDA and revenue were selected as the performance measures because they reflect the financial focus of ILG and align the program with ILG’s key business goals. These targets are designed to reward both top line growth and expense controls. The target Adjusted EBITDA and revenue levels were based on the 2014 budget approved by the board of directors. Please see Appendix A for a reconciliation of Adjusted EBITDA.

The following table shows the Adjusted EBITDA goals for 2014 for the annual incentive program. Payouts range from a minimum of 0% to a maximum of 200% of target, with results interpolated for points in between established goals:

Adjusted EBITDA (Millions)	Annual Incentive Payout as a % of Target
Below $138.1	0%
$138.1	50%
$150.3	75%
$162.5	100%
$178.7	125%
$195.0	150%
$202.9	175%
$227.5	200%
Above $227.5	200%

The following table shows the revenue goals for 2014 for the annual incentive program. Payouts range from a minimum of 0% to a maximum of 140% of target, with results interpolated for points in between established goals:

Revenue (Millions)	Annual Incentive Payout as a % of Target
Below $496.0	0%
$496.0	50%
$539.8	75%
$583.6	100%
$641.9	120%
$700.3	140%
Above $700.3	140%

The table below shows 2014 target bonus for Mr. Nash, Ms. Marbert and Mr. Harvey expressed as a percentage of salary and the weighting of each performance measure. For Mr. Nash and Ms. Marbert, the entire annual incentive opportunity was tied to the achievement of financial results and for Mr. Harvey 80% of the annual incentive was tied to achievement of financial results and 20% was tied to individual performance.

	Target Bonus as % of Salary	% of Bonus Based on Target Adjusted EBITDA	% of Bonus Based on Target Revenue	% of Bonus Based on Individual Performance
Craig M. Nash	100%	80%	20%	—
Jeanette E. Marbert	100%	80%	20%	—
William L. Harvey	75%	60%	20%	20%

Actual 2014 Adjusted EBITDA was $175.1 million, 107.8% of the target Adjusted EBITDA and revenue was $614.4 million, 105.3% of target revenue. Therefore, the annual incentives earned based on Adjusted EBITDA and revenue performance were 119.5% and 110.6% of the respective target amounts. The following table shows the annual incentive amounts paid to each of these named executive officers:

	Annual Incentive Based on Adjusted EBITDA ($)	Annual Incentive Based on Revenue ($)	Annual Incentive Based on Subjective Criteria ($)	Total Annual Incentive Paid ($)
Craig M. Nash	717,033	165,835	—	882,869
Jeanette E. Marbert	390,783	90,380	—	481,163
William L. Harvey	191,582	59,079	53,438	304,099

With respect to the portion of the incentives based on subjective individual performance, the compensation committee determined, following a discussion with Mr. Nash regarding the individual performance of Mr. Harvey, that he had earned the target amount. In making this determination, consideration was given to his contribution to the corporate performance during 2014, including his contribution to strategic initiatives such as acquisitions and integration activities.

Business Presidents:

The employment agreements with each of Mr. Gilbert and Mr. Burlingame provide a framework for incentive compensation.

For Mr. Gilbert, his annual incentive compensation has several components, all of which were pro-rated for 2014. First, Mr. Gilbert can earn up to 80% of his base salary based on Adjusted EBITDA and revenue performance for ILG’s exchange business as well as his individual performance. Amounts based on Adjusted EBITDA and revenue either meet the hurdle and are earned, or miss the hurdle and receive less than the full amount with 75% earned at 92.5% of target, 50% earned at 85% at target and nothing earned below 85% of target.

	Target Bonus as % of Salary	% of Bonus Based on Target Adjusted EBITDA	% of Bonus Based on Target Revenue	% of Bonus Based on Individual Performance
David C. Gilbert	80%	60%	20%	20%

In addition, Mr. Gilbert can earn additional incentives to the extent the Adjusted EBITDA of the exchange business exceeds budget based on the following, with results interpolated for points in between established goals:

Adjusted EBITDA (millions)	% of Salary Earned
$120.7	0%
$121.9	10%
$122.5	15%
$123.7	20%

Based on the results of the applicable exchange business for 2014, Adjusted EBITDA exceeded target by 5.7% but revenue was less than the $346.3 million target by 1.1%. Therefore, Mr. Gilbert earned his pro rata portion of the target incentive for the Adjusted EBITDA and earned 96.3% of the revenue-based portion. He also earned 100% of his additional performance based incentive. It was also determined that Mr. Gilbert had earned the target amount of the discretionary bonus based on his groundwork for the long-term strategy of the exchange business.

	Annual Incentive Based on Adjusted EBITDA ($)	Annual Incentive Based on Revenue ($)	Annual Incentive Based on Subjective Criteria ($)	Additional Incentive for Exceeding Budget ($)	Total Annual Incentive Paid ($)
David C. Gilbert	65,600	21,052	21,867	27,333	135,852

For Mr. Burlingame, his employment agreement provides that the annual incentive with a target of 70% of base salary will be based on performance targets (beginning in 2015), provided that a portion of this amount equal to 20% of his base salary is guaranteed during the first three years of his agreement and paid along with his salary at regular payroll intervals. In addition to the guaranteed portion, Mr. Burlingame received an amount equal to 10% of his base salary for the three months of 2014 that he was employed by ILG on a discretionary basis for his work on the transition of the Hyatt Vacation Ownership business to ILG ownership.

Long-Term Incentives.  In determining ILG’s long-term incentive programs, the compensation committee believes that by providing a meaningful portion of an executive officer’s compensation in stock, his or her incentives are aligned with our stockholders’ interests in a manner that drives better performance over time. In setting individual award levels, important considerations include effective recruitment, retention, performance, incentives necessary for strong future performance and issues of internal equity.

ILG Executives:

Our long-term incentive program, implemented under our 2013 Stock and Incentive Compensation Plan, generally consists of two components, each of which is subject to performance hurdles. The first component is referred to as annual RSUs. The annual RSUs are performance-based restricted stock units that are granted during the first quarter of the fiscal year and are deemed earned only after a determination by the compensation committee that the specified performance conditions have been met during the performance year in which they are granted. Once earned, these annual RSUs vest in equal portions on each of the first four anniversaries of the grant date, subject to continued employment.

The second component is referred to as performance RSUs and are earned based on performance over a multi-year period. These performance-based RSUs are granted during the first quarter of the fiscal year and vest on the third anniversary of the grant date, following a determination by the compensation committee of the number of shares earned based on the specified, multi-year performance conditions.

Consistent with prior years, in 2014 for Mr. Nash, Ms. Marbert and Mr. Harvey—75% of the value of the total long-term incentive opportunity was granted through annual RSUs and 25% was granted through performance RSUs. This allocation reflects the compensation committee’s goal of aligning executive’s and stockholders’ interests, while mitigating the impact that the evolving business environment on this industry have on ILG’s and our executives’ ability to meet performance targets.

Although Mr. Nash’s salary remained constant for 2014, the compensation committee increased the amount of Mr. Nash’s grant of long-term incentives from a targeted amount of $2.0 million to $2.2 million, thereby providing recognition for his efforts while increasing the proportion of the equity component of overall compensation and providing additional shareholder alignment to long-term value creation. For Ms. Marbert, the committee determined to increase the grant value of the RSUs at target level to $700,000 from $600,000, based on her contributions. For Mr. Harvey, the grant value of the total annual and performance RSUs at target level was consistent with the prior year at $600,000 for Ms. Marbert and $400,000 for Mr. Harvey. These amounts were converted to a number of units based on a trailing twenty trading day average of the stock price on the date prior to determination of the amount of grant by the compensation committee on February 25, 2014.

The grant levels were determined based on the particular experience, performance, roles and responsibilities of the individual executives and are summarized as follows:

	Annual RSUs (#)	Performance RSUs at Target Level (#)	Total RSUs (#)
Craig M. Nash	61,066	20,355	81,421
Jeanette E. Marbert	19,430	6,477	25,907
William L. Harvey	11,103	3,701	14,804

Annual RSUs.  If earned, the annual RSUs will vest 25% each year with full vesting occurring four years after the date of grant. For 2014, the requirement for earning the annual RSUs was achievement of at least one of the following performance conditions that were set in late February of 2014: (1) Interval membership count as of the end of the second, third or fourth fiscal quarter of 2014 exceeding the specified amount, (2) the number of Interval exchange and getaway transactions during 2014 exceeding a specified amount; (3) the retention rate of Interval members for the twelve month period ended as of the end of the second, third or fourth fiscal quarter of 2014 exceeding a specified percentage; or (4) the number of managed resorts as of the end of the second, third or fourth fiscal quarter exceeding the specified amount. Management provided a schedule of the relevant metrics in order for the compensation committee to certify that the relevant targets have been met for the 2014 grant. These awards will vest as described above.

Performance RSUs.  The performance RSUs granted in 2014 as part of the long-term incentives have two components: 60% vest based on a cumulative three-year Adjusted EBITDA target for 2014-2016, and the remaining 40% vest based on relative total shareholder return of our common stock against two peer groups over the period from December 31, 2013 through December 31, 2016.The compensation committee selected these metrics to encourage bottom line growth and reward shareholder returns. The two peer groups for the relative TSR-based grants are the Russell 2000 index and the industry peer group described above.

2012 Grants.  With respect to the 2012 performance RSUs, the compensation committee determined to base the vesting of the performance RSU awards on a cumulative three-year Adjusted EBITDA target for 60% and awards on the relative total shareholder return for 40%.

For the Adjusted EBITDA-based awards, if a higher or lower level of cumulative Adjusted EBITDA performance was achieved for 2012-2014, the number of shares earned was increased or decreased accordingly. If minimum performance levels were not achieved, no performance shares would be earned. The following table describes the relationship between the target cumulative Adjusted EBITDA for 2012-2014 for the performance RSUs. Performance RSUs earned could be a minimum of 0% or a maximum of 200% of the target, interpolated for points in between, based on ILG’s Adjusted EBITDA performance:

Adjusted EBITDA (Millions)	Performance RSUs Earned as a % of Target
Below T-20%	0%
T-20%	50%
T-10%	75%
Target Cumulative Adj. EBITDA(T)	100%
T+10%	150%
T+20%	200%
Above T+20%	200%

For this purpose, as for the annual incentives, Adjusted EBITDA is defined as net income (attributable to common stockholders beginning January 1, 2014) excluding, if applicable: (1) non-cash compensation expense, (2) depreciation expense, (3) amortization expense, (4) goodwill and asset impairments, (5) income tax provision, (6) interest income and interest expense, (7) beginning with the year ended December 31, 2013, acquisition related professional fees and with the year ended December 31, 2014 all acquisition and restructuring costs, (8) other non-operating income and expense, and (9) one time charges. See Appendix A for reconciliation.

Shares earned based on cumulative Adjusted EBITDA for 2012 - 2014 performance vested on the third anniversary of the grant date, following certification of performance by the compensation committee and subject to continued employment. The combined Adjusted EBITDA for 2012 through 2014 of $501.8 million was greater than the cumulative target Adjusted EBITDA for 2012 through 2014 of $483.1 million. Therefore, the 2012 performance RSUs were earned at 119.4% of target amounts.

For performance RSUs earned based on the relative total shareholder return on ILG stock measured against the Russell 2000 index and the industry peer group for the period from December 31, 2011 through December 31, 2014. As described below, for each group the target performance was at the 50th percentile with additional shares earned up to a maximum of 200% of target for amount at or above the 75th percentile and no shares earned for amounts less than the 40th percentile with percentiles being interpolated for amounts in between. For the December 31, 2011 through December 31, 2104 period, ILG stock ranked at the 58.4 percentile against the index and the 42.5 percentile against the industry group, which equates to an actual payout on these RSUs at 98.1% of target amounts.

2014 Grants.  Consistent with the prior year, for 60% of the 2014 performance RSUs, the compensation committee determined to use a cumulative three-year Adjusted EBITDA target. If target levels of cumulative Adjusted EBITDA performance for 2014-2016 are achieved, the target performance shares will be earned. In addition, if a higher or lower level of cumulative Adjusted EBITDA performance for 2014-2016 is achieved, the number of shares earned will be increased or decreased, accordingly. If minimum performance levels are not achieved, no performance shares will be earned. Targeted levels of performance are intended to promote achievement of ILG’s strategic plan, and the committee and management believe that with execution of strategic initiatives these targets are attainable in the three-year performance period. The following table describes the relationship between the target cumulative Adjusted EBITDA for 2014 - 2016 for the performance RSUs. Performance RSUs earned could be a minimum of 0% or a maximum of 200% of the target amount and will be interpolated for points in between based on ILG’s Adjusted EBITDA performance:

Cumulative Adjusted EBITDA Performance 2014 - 2016	Payout as a % of Target
Below T-20%	0%
T-20%	50%
T-10%	75%
Target Cumulative Adj. EBITDA (T)	100%
T+10%	150%
T+20%	200%
Above T+20%	200%

In addition and consistent with the prior year, the compensation committee based the remaining 40% of the 2014 performance RSUs on relative TSR of our common stock against two peer groups over the period from December 31, 2013 through December 31, 2016. The relative TSR will be determined as the annualized rate of return as measured by stock price appreciation over the measurement period described above, taking dividends into account and using a 20 trading-day average of reported closing prices. The first peer group is the Russell 2000 Index, of which ILG is a component. The second peer group is the subset of Russell 2000 companies, including ILG, with the Hotels, Restaurant and Leisure GICS Code 253010. In crafting this performance measure, the compensation committee noted the small number of publicly traded peer companies for ILG and determined that the industry peer group provided an externally defined group of companies in aligned businesses with similar market capitalization for measuring market performance while the full Russell 2000 provides a broad market perspective. The compensation committee determined to weight these two peer groups equally. The relative TSR against each peer group will be measured as follows with percentiles being interpolated for amounts in between:

Relative Percentile Rank	Percent of Target Earned
Greater than 75th percentile	200%
75th Percentile (Maximum)	200%
50th Percentile (Target)	100%
40th Percentile (Threshold)	50%
Less than 40th Percentile	0%

Business Presidents:

The employment agreements with each of Mr. Gilbert and Mr. Burlingame provide for an initial grant of RSUs that cliff vest three years after his respective start date to the extent earned, as applicable.

Mr. Gilbert’s initial equity award, valued at $1.2 million based on the closing price of ILG stock on the effective date of the employment agreement, has two components, with 70% based on satisfaction of specified performance conditions relating to Interval operating metrics and 30% based on Adjusted EBITDA of ILG’s exchange business for 2015 and 2016.

Mr. Burlingame’s initial equity award, valued at $1.2 million based on the closing price on the date of the completion of the acquisition of the Hyatt Vacation Ownership business, also has two components. His RSUs were granted 40% based on continued service and 60% based on the Adjusted EBITDA of the Hyatt Vacation Ownership business for 2015 and 2016.

For both of these executives, Adjusted EBITDA is defined as operating income attributable to common stockholders excluding, if applicable (1) non-cash compensation expense, (2) depreciation expense, (3) amortization expense, (4) acquisition related and restructuring costs, and (5) goodwill and asset impairments. The actual number of RSUs earned for each of them is based on the following performance schedule with amounts interpolated for points in between:

Cumulative Exchange/HVO Adjusted EBITDA Performance 2015 - 2016 (Millions)	Payout as a % of Target
Below T-20%	0%
T-20%	50%
Target Cumulative Adj. EBITDA (T)	100%
T+10%	150%
T+20%	200%
Above T+20%	200%

Dividends.  During 2014, ILG maintained a regular quarterly dividend of $0.11 per share. Under the award agreements for the RSUs, these awards accrue dividend equivalents and the compensation committee determined such accrual be made in additional RSUs which vest at the times and subject to the conditions of the underlying awards. These amounts are included under the heading “Other Annual Compensation” in this proxy statement pursuant to applicable rules.

Stock Ownership Guidelines.  To further align the interests of our executives with the interests of stockholders, our board of directors, upon recommendation of the compensation committee, adopted stock ownership guidelines for all executive officers. The guidelines require each senior executive to own a multiple of his or her base salary in the form of ILG common stock generally within five years of assuming his or her position. The required levels of ownership are designed to reflect the level of responsibility that the executive positions entail. The stock ownership guidelines for our executive officer positions are shown in the table below:

Position Level	Stock Ownership Guidelines
Chief Executive Officer	5 × base salary
Chief Operating Officer	3 × base salary
Chief Financial Officer and Executive Vice Presidents	2 × base salary
Senior Vice Presidents	1 × base salary

The guidelines are administered by the compensation committee. As of March 23, 2015, all of our named executive officers were in compliance with the guidelines, with the business presidents included at the Executive Vice President level.

Clawback Provisions, Hedging and Pledging Policies.  The compensation committee adopted a recoupment policy for annual and long-term incentive compensation in the event of certain financial restatements. This policy provides that the compensation committee may require the reimbursement or forfeiture of any annual incentive payment and any long-term incentive payment or award to an executive for the three years prior to a material restatement of financial results. This policy applies if that executive engaged in fraud or intentional misconduct that caused the need for a material restatement of results, the payment was based on achieving results that were the subject of the material restatement and a lower or no payment would have been made based upon the restated results.

In addition, both the granted RSUs have clawback provisions in the event an executive is terminated for cause or it is determined that during the two-year period prior to termination there was an event or circumstance that would have been grounds for termination for cause. In such event, ILG has the right to cancel all annual and performance RSUs that have not yet vested. In addition, to the extent any RSUs vested within two years following the event that was or would have been grounds for termination for cause, ILG may cause such executive to return any shares or pay amounts realized from the settlement of shares issued upon vesting of such RSUs.

Pledging and Hedging Prohibition

Under our Policy on Securities Trading, our directors, executives and other employees are prohibited from pledging ILG shares or engaging in hedging transactions involving ILG stock or derivatives as well as engaging in short sales involving ILG stock.

Change of Control and Severance

ILG believes that providing executives with severance and change of control protection is important to allowing executives to fully value the forward-looking elements of their compensation packages, and therefore limit retention risk during uncertain times. ILG’s employment arrangements with Mr. Nash and Ms. Marbert provide for salary continuation and payment of a pro-rated bonus for the year of termination in the event of certain qualifying employment terminations beyond the control of the executive. Mr. Nash’s employment agreement, also requires either (1) a decrease of payments upon a change of control if such payments would have exceeded 2.99 times the base amount under

Section 280G of the Internal Revenue Code by no more than 110% or (2) a gross-up of payments subject to excise tax if the payments due upon a change of control would have exceeded 2.99 times the base amount by more than 110%. Also, in connection with the spin-off, ILG entered into an employment agreement with Mr. Harvey that provides for salary continuation in the event of a qualifying termination.

The employment agreements with Mr. Gilbert and Mr. Burlingame provide for salary continuation through the end of the term of the agreement in the event of a qualifying termination, provided that a qualifying termination after the second anniversary of the effective date of the agreement requires payment of continued salary for one year plus a pro rated portion of the annual incentive paid to the executive the prior year. These arrangements are described below in “Executive Compensation—Executive Agreements.”

In addition, the employment agreements, with each of Mr. Nash, Ms. Marbert, Mr. Harvey and Mr. Gilbert provide that vesting of RSUs will accelerate upon a qualifying termination if the vest date (determined as if all such RSUs vested in equal annual installments) would have occurred during the period of salary continuation (or for Mr. Gilbert the following 12-month period). These employment agreements further provide that vesting of RSUs will accelerate upon a change of control if the vest date (determined as if all such RSUs vested in equal annual installments) would have occurred during the two years following the change of control. The terms and conditions of the RSUs held by our named executive officers provide that the vesting of such RSUs will be accelerated upon a qualifying termination following a change of control.

Other Compensation

During 2014 we provided a limited number of perquisites and other compensation to our named executive officers. These perquisites included group term life insurance policies for each named executive officer, supplemental disability policies and related tax re-imbursement for our chief executive officer and chief operating officer, and an auto allowance for our chief executive officer. The values of these benefits, and the accrued dividend equivalents described above, are reported under the heading “Other Annual Compensation” in this proxy statement pursuant to applicable rules.

The executive officers do not participate in any deferred compensation or retirement program other than ILG’s 401(k) plan and Mr. Burlingame’s participation in ILG’s new non-qualified deferred compensation plan. ILG has established a 401(k) plan for our employees that is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). Generally, all employees, including the named executive officers, are eligible to participate in the 401(k) plan from their start of service. Eligible employees electing to participate in the 401(k) plan may defer from one percent of their compensation up to the statutorily prescribed limit, on a pre-tax basis, by making a contribution to the plan. ILG’s discretionary matching contributions equal 50% of each participant’s contribution of up to 6% of the participant’s salary, not to exceed 3% of the participant’s compensation for certain businesses which include the named executive officers. Employer matching contributions vest after two years of service.

In connection with the acquisition of Hyatt Vacation Ownership, the compensation committee approved the Interval Leisure Group Deferred Compensation Plan in order to accept transferred amounts for employees of Hyatt Vacation Ownership who participated in the deferred compensation plan under Hyatt Hotels Corporation ownership, and to allow continued deferrals. The plan provides that the existing deferral elections for 2014 continued following the acquisition. ILG does not currently provide a match for any deferred amounts. Participants in the deferred compensation plan can select among various market based investment options and are eligible to receive their account balances when they terminate employment.

Our chief executive officer has on occasion had family members accompany him on business trips on the private aircraft in which ILG owns a fractional interest for business trips. In each case, he reimburses ILG for the greater of the incremental costs of such use or the cost of a commercial first class ticket.

Tax Deductibility.  Our compensation committee’s practice generally has been to structure ILG’s compensation program in such a manner so that the compensation may be deductible by ILG for federal income tax purposes. However, the compensation committee uses discretion and may at times structure compensation that does not meet the IRS rules regarding deductibility.

Committee Consideration of Results of Stockholder Advisory Vote.  Our stockholders approved holding a say-on-pay vote every three years. At our 2014 annual meeting of stockholders, our executive compensation program received the support of over 89% of shares represented at the meeting. The compensation committee has considered the results of this vote and views this outcome as evidence of stockholder support of its executive compensation decisions and policies. Our stockholders will again be asked to provide a non-binding advisory vote on our executive compensation at our 2017 annual meeting of stockholders.

Compensation and Human Resources Committee Report

The compensation and human resources committee reviewed and discussed the compensation discussion and analysis for the year ended December 31, 2014 with ILG’s management. Based on the review and discussions with management, the compensation and human resources committee recommended to the board of directors that the compensation discussion and analysis be included in ILG’s annual report on Form 10-K and this proxy statement.

Compensation and Human Resources Committee

Avy H. Stein, Chairman

Thomas P. Murphy, Jr.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation received for services rendered to ILG and its subsidiaries during 2012, 2013 and 2014 by our chief executive officer, chief financial officer, and our three other most highly compensated executive officers for 2014, all of whom are referred to in this proxy statement as named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Craig M. Nash	2014	750,000	—	2,292,896	882,869	220,523	4,146,288
Chairman, President and CEO	2013	750,000	—	4,132,200	890,353	183,363	5,955,916
	2012	750,000	—	1,818,207	781,278	271,082	3,620,567

Jeanette E. Marbert	2014	407,808	—	729,570	481,163	75,187	1,693,728
Chief Operating Officer	2013	400,000	—	1,641,827	474,855	60,163	2,576,845
	2012	400,000	—	505,065	416,682	77,750	1,399,497

William L. Harvey	2014	355,577	53,438	416,892	250,661	53,372	1,129,940
Chief Financial Officer	2013	343,750	51,563	1,429,702	243,396	41,159	2,109,570
	2012	325,000	48,750	303,043	203,292	38,358	918,443

David C. Gilbert*	2014	136,667	21,867	1,187,232	113,985	12,803	1,472,554
President, Interval

John M. Burlingame*	2014	115,000	34,500	1,200,002	—	7,483	1,356,985
President, HVO

*                 Includes amounts since September 1, 2014 for Mr. Gilbert and October 1, 2014 for Mr. Burlingame.

(1)         Represents the grant date fair value of awards computed in accordance with FASB ASC Topic 718 in connection with RSUs granted during the applicable year under our 2013 Stock and Incentive Compensation Plan. These awards consist of annual RSUs, cliff vesting RSUs and performance RSUs. Awards with amounts that change based upon performance conditions are computed based on the probable outcome of the performance conditions assuming target performance for Adjusted EBITDA-based awards and based upon a Monte Carlo simulation for relative TSR based awards as discussed in Note 13 to the Consolidated Financial Statements for 2014 contained in our Annual Report on Form 10-K filed with the SEC as of February 27, 2015. For the value of the 2014 performance RSUs, grant date fair values are as follows: Nash—$632,511; Marbert—$201,268; Harvey—$115,001, Gilbert—$356,174 and Burlingame—$720,005. A description of the awards can be found in the “Compensation Discussion and Analysis-Elements of Compensation—Long-Term Incentives” section above.

In accordance with SEC rules, we are also required to disclose the grant date fair value for awards with performance conditions assuming maximum performance. The grant date fair value of the 2014 performance RSUs, assuming maximum performance, are as follows: Nash—$1,265,023; Marbert—$402,536; Harvey—$230,002, Gilbert—$712,348 and Burlingame—$1,440,010.

(2)         See the table below for all other compensation included in this column for 2014 with dividends accrued on RSUs at target levels. In addition, as described above in “Compensation Discussion and Analysis—Other Compensation,” Mr. Nash has on occasion had family members accompany him on business trips on the private aircraft in which ILG owns a fractional interest and has reimbursed ILG for the greater of the incremental costs of such use or the cost of a commercial first class ticket.

Name	Supplemental Disability Insurance ($)	Insurance Tax Re-imbursement ($)	Auto Allowance ($)	401(k) Plan Company Match ($)	Group Term Life ($)	Dividends Accrued on RSUs ($)	Total All Other Compensation ($)
Craig M. Nash	21,969	10,496	14,400	7,543	3,564	162,551	220,523
Jeanette E. Marbert	4,718	3,410	—	7,543	2,322	57,194	75,187
William L. Harvey	—		—	7,538	2,322	43,512	53,372
David C. Gilbert	—		—	—	548	12,255	12,803
John M. Burlingame	—		—	—	536	6,947	7,483

Executive Agreements

Craig M. Nash.  Mr. Nash entered into a four-year employment agreement that was effective upon the spin-off on August 20, 2008. Under this agreement, Mr. Nash receives a base salary of $750,000 and is entitled to receive a discretionary annual bonus with a target of 100% of base salary and a minimum bonus of $250,000 in the event certain EBITDA targets to be established annually by the compensation and human resources committee are achieved. The agreement automatically renews for additional one-year terms unless terminated by either party.

Jeanette E. Marbert.  Ms. Marbert entered into a four-year employment agreement that was effective upon the spin-off. Under this agreement, Ms. Marbert receives a base salary of $400,000 and is entitled to receive a discretionary annual bonus, with a target of 100% of base salary. The compensation committee has the discretion to increase the base salary and chose to do so in 2014, as described above. The agreement automatically renews for additional one-year terms unless terminated by either party.

William L. Harvey.  Mr. Harvey entered into a four-year employment agreement in 2008 providing for an initial base salary of $325,000, and a discretionary bonus with a target of 75% of salary. The compensation committee has the discretion to increase the base salary and chose to do so in 2013 and again in 2014 as described above. The agreement automatically renews for additional one-year terms unless terminated by either party.

David C. Gilbert.  Mr. Gilbert entered into an employment agreement with ILG, effective September 1, 2014 through December 31, 2017, providing for an initial base salary of $410,000, bonus payments and initial RSUs as described under Compensation Discussion and Analysis. The agreement automatically renews for additional one-year terms unless terminated by either party.

John M. Burlingame.  Mr. Burlingame entered into a three-year employment agreement with ILG, effective October 1, 2014, providing for an initial base salary of $460,000, bonus payments and initial RSUs as described under Compensation Discussion and Analysis. The agreement automatically renews for additional one-year terms unless terminated by either party.

Grants of Plan-Based Awards for Fiscal Year 2014

The following table sets forth information with respect to the grants of plan-based awards to the named executive officers during the year ended December 31, 2014.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of	Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Stock or Units (#)(3)	Awards(4) ($)
Craig M. Nash	2/25/2014	375,000	750,000	1,410,000	10,178	20,355	40,710	61,066	2,292,896
Jeanette E. Marbert	2/25/2014	204,375	400,000	768,450	3,239	6,477	12,954	19,430	729,570
William L. Harvey	2/25/2014	106,875	213,750	395,438	1,851	3,701	7,402	11,103	416,892
David C. Gilbert	9/1/2014	82,000	109,334	136,667	8,334	16,667	33,334	38,889	1,187,232
John M. Burlingame	10/1/2014	—	—	—	18,948	37,895	75,790	25,263	1,200,002

(1)             These awards are performance based awards under the annual incentive program with amounts paid determined by the achievement of the Adjusted EBITDA and revenue performance targets described in “Compensation Discussion and Analysis—Elements of Compensation—Annual Incentives” above. Note that amounts for Mr. Gilbert and Mr. Burlingame are pro rated to reflect the term of their employment by ILG in 2014.

(2)             These awards are performance RSUs under the long-term incentive program with the number of shares earned determined by the achievement of the Adjusted EBITDA performance targets or, for the awards granted as of February 25, total shareholder return targets, all subject to cliff vesting on the third anniversary of the grant date, as described in “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives” above.

(3)             The awards granted February 25, 2014 are annual RSUs awarded under the long-term incentive program which vest pro rata over four years, and Mr. Burlingame’s award cliff vests at the end of three years based on continued services, while Mr. Gilbert’s award cliff vests at the end of three years, based on attaining performance targets in the first year, all as described in “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives” above.

(4)             The grant date fair value was calculated in accordance with FASB ASC Topic 718. For the value of the performance RSUs based on Adjusted EBITDA, at the date of grant we estimated the future payout at the target level, for the performance shares based on relative TSR, we used a Monte Carlo simulation as discussed in Note 13 to the Consolidated Financial Statements for 2014 contained in our Annual Report on Form 10-K filed with the SEC as of February 27, 2015. The grant date fair value does not reflect the current value of these awards or the value of any future payout.

Outstanding Equity Awards at Fiscal Year-End for Fiscal Year 2014

The following table sets forth information with respect to the value of restricted stock units held by the named executive officers on December 31, 2014, based on the closing price for ILG shares of $20.89 on The NASDAQ Stock Market on that date.

	Stock Awards(1)(3)
Name	Number of Shares or Units of Stock That Have Not Vested(1) (#)	Market Value of Shares or Units of Stock That Have Not Vested(1) ($)	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have not Vested(2) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2) ($)
Craig M. Nash	331,741	6,930,070	46,307	967,353
Jeanette E. Marbert	118,459	2,474,609	14,270	298,100
William L. Harvey	91,921	1,920,230	8,883	185,566
David C. Gilbert	39,302	821,019	16,844	351,871
John M. Burlingame	25,396	530,522	38,094	795,784

(1)         Amounts shown include 2012 performance RSUs earned, but that have not yet vested, based on achieving 2012-2014 performance criteria pursuant to the long-term incentive plan and annual and executive leadership

RSUs earned, but not yet vested, based on achieving operational criteria as described in “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives” above.

(2)         Amounts shown include RSUs granted that have not yet been earned based on the assumption that the cumulative three-year performance criteria is achieved at target levels.

(3)         The table below provides the following information regarding RSU awards held by ILG’s named executives as of December 31, 2014: (i) the grant date of each award, (ii) the number of RSUs outstanding (on an aggregate and grant-by-grant basis), (iii) the market value of RSUs outstanding as of December 31, 2014, (iv) the vesting schedule for each award and (v) the total number of RSUs that vested or are scheduled to vest in each of the fiscal years ending December 31, 2015, 2016, 2017 and 2018.

	Number of Unvested RSUs as of 12/31/14	Market Value of Unvested RSUs as of 12/31/14	Vesting Schedule (#)
Grant Date	(#)	($)	2015	2016	2017	2018
Craig M. Nash
3/2/2011(a)	17,716	370,087	17,716	—	—	—
3/6/2012(a)	52,940	1,105,917	26,464	26,476	—	—
3/6/2012(b)	25,284	528,182	25,284	—	—	—
3/6/2012(c)	13,848	289,284	13,848	—	—	—
2/26/2013(a)	57,479	1,200,736	19,158	19,158	19,163	—
2/26/2013(c)	10,217	213,433	—	10,217	—	—
2/26/2013(d)	102,180	2,134,540	—	102,180	—	—
3/20/2013(b)	15,327	320,181	—	15,327	—	—
2/25/2014(a)	62,294	1,301,322	15,571	15,574	15,573	15,576
2/25/2014(b)	12,458	260,248	—	—	12,458	—
2/25/2014(c)	8,305	173,491	—	—	8,305	—
Total	378,048	7,897,423	118,041	188,932	55,499	15,576
Jeanette E. Marbert
3/2/2011(a)	4,727	98,747	4,727	—	—	—
3/6/2012(a)	14,708	307,250	7,350	7,358	—	—
3/6/2012(b)	7,023	146,710	7,023	—	—	—
3/6/2012(c)	3,846	80,343	3,846	—	—	—
2/26/2013(a)	17,244	360,227	5,745	5,747	5,752	—
2/26/2013(c)	3,065	64,028	—	3,065	—	—
2/26/2013(d)	51,090	1,067,270	—	51,090	—	—
3/20/2013(b)	4,598	96,052	—	4,598	—	—
2/25/2014(a)	19,821	414,061	4,952	4,956	4,954	4,959
2/25/2014(b)	3,964	82,808	—	—	3,964	—
2/25/2014(c)	2,643	55,212	—	—	2,643	—
Total	132,729	2,772,709	33,643	76,814	17,313	4,959
William L. Harvey
3/2/2011(a)	2,661	55,588	2,661	—	—	—
3/6/2012(a)	8,825	184,354	4,408	4,417	—	—
3/6/2012(b)	4,214	88,030	4,214	—	—	—
3/6/2012(c)	2,308	48,214	2,308	—	—	—
2/26/2013(a)	11,497	240,172	3,830	3,832	3,835	—
2/26/2013(c)	2,043	42,678	—	2,043	—	—
2/26/2013(d)	51,090	1,067,270	—	51,090	—	—
3/20/2013(b)	3,066	64,049	—	3,066	—	—
2/25/2014(a)	11,326	236,600	2,828	2,832	2,832	2,834
2/25/2014(b)	2,265	47,316	—	—	2,265	—
2/25/2014(c)	1,509	31,523	—	—	1,509	—
Total	100,804	2,105,796	20,249	67,280	10,441	2,834

	Number of Unvested RSUs as of 12/31/14	Market Value of Unvested RSUs as of 12/31/14	Vesting Schedule (#)
Grant Date	(#)	($)	2015	2016	2017	2018
David C. Gilbert
9/1/2014(b)	16,844	351,871	—	—	16,844	—
9/1/2014(d)	39,302	821,019	—	—	39,302	—
Total	56,146	1,172,890	—	—	56,146	—
John M. Burlingame
10/1/2014(b)	38,094	795,784	—	—	38,094	—
10/1/2014(d)	25,396	530,522	—	—	25,396	—
Total	63,490	1,326,306	—	—	63,490	—

(a)         Represents performance-based annual RSUs earned which vest in four equal annual installments on each of the first four anniversaries of the grant date, subject to continued employment. The performance conditions to which these awards were subject have been satisfied.

(b)         Represents performance RSUs which vest on the third anniversary of the grant date subject to continued employment. The number of shares included on the table is based on the number of shares which would be earned if the cumulative total of Adjusted EBITDA for 2012-2014, 2013-2015 or 2014-2016, as applicable, equals the cumulative total target Adjusted EBITDA for those three years. For the March 2012 grant, the number of shares included is based on the number of shares earned based on Adjusted EBITDA achieved for 2012-2014.

(c)          Represents performance RSUs which vest on the third anniversary of the grant date subject to continued employment. The number of shares included on the table is based on the number of shares which would be earned based on the relative TSR for ILG being at the target percentile for the measurement period of December 31, 2011 through December 31, 2014, December 31, 2012 through December 31, 2015 or December 31, 2013 through December 31, 2016, as applicable, as measured against the peer groups.

(d)         Represents performance RSUs which vest on the third anniversary of the grant date subject to continued employment. The performance conditions to which these awards were subject have been satisfied. Mr. Burlingame’s awards were not subject to performance conditions.

Stock Vested for Fiscal Year 2014

The following table sets forth information with respect to the value to the named executive officers of RSUs that vested during 2014, based on the closing price for ILG shares on The NASDAQ Stock Market on the applicable vesting date, which does not reflect the current value. In 2014 none of the named executive officers had any options.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Craig M. Nash	107,906	2,925,143
Jeanette E. Marbert	29,692	804,875
William L. Harvey	17,558	475,932
David C. Gilbert	—	—
John M. Burlingame	—	—

Pension Benefits for Fiscal Year 2014 and Nonqualified Deferred Compensation for Fiscal Year 2014

The table below sets forth certain information as of December 31, 2104 with respect to the non-qualified deferred compensation plan in which one of our named executive officers participates.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contribution on Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(1)
John M. Burlingame	3,694	—	304,583	—	5,268,230

(1)         Includes $3,694 included under “Salary” in the Summary Compensation Table for the period since Mr. Burlingame joined ILG October 1, 2014. All other amounts were deferred prior to Mr. Burlingame becoming an executive at ILG.

ILG does not offer a pension plan. During 2014, ILG adopted a deferred compensation plan mainly to accept transfer of amounts previously deferred by executives, including Mr. Burlingame, of Hyatt Vacation Ownership while under Hyatt Hotels Corporation ownership. Mr. Burlingame’s elections to defer a portion of his salary under the prior deferred compensation plan remained during the fourth quarter of 2014 following, ILG’s acquisition. ILG does not currently provide a match for any deferred amounts. Participants in the deferred compensation plan can select among various market based investment options and are eligible to receive their account balances when they terminate employment.

Potential Payments Upon Termination or Change in Control

Change of Control

Pursuant to the terms of ILG’s equity compensation plans and the award agreements thereunder, upon a change of control, as defined in the applicable executive employment agreement, or if the executive does not have an employment agreement, as defined in the relevant plan, the named executive officers are generally entitled to accelerated vesting of equity awards if, following such change in control, their employment is terminated by ILG for any reason other than death, disability or cause (as defined in the relevant employment agreement or plan document), or by the executive for good reason (as defined in the relevant employment agreement or plan document) (a “Qualifying Termination”).

Additionally, under the employment agreements for each of Mr. Nash, Ms. Marbert, Mr. Harvey and Mr. Gilbert, he or she will be entitled to accelerated vesting of the RSUs granted under those agreements and equity awards granted after the effective date of those agreements in August 2008 (or September 1 2014 for Mr. Gilbert), if the vest date would have occurred within two years of the change in control date, with each such award treated as if it vested in equal annual installments. In addition, Mr. Nash’s employment agreement contains a provision requiring ILG to gross-up payments that are subject to an excise tax imposed by Section 4999 of the Internal Revenue Code. However, in the event the payment triggering the gross-up provision is 110% or less of the base amount times 2.99 (referred to as the safe harbor amount), instead of a gross-up, the amounts payable shall be reduced to the safe harbor amount.

Severance

Cash.  Upon a Qualifying Termination, ILG executive officers are entitled to salary continuation of, with respect to Mr. Nash and Ms. Marbert, 24 months, with respect to Mr. Harvey, 12 months. Additionally, under Mr. Nash’s and Ms. Marbert’s employment agreements, Mr. Nash and Ms. Marbert, each is are entitled to pro-rated portions of the bonus he or she would otherwise earn during the year in which the Qualifying Termination occurs, payable at the time such bonus would otherwise be determined. Upon a Qualifying Termination of Mr. Gilbert or Mr. Burlingame, each is entitled to salary continuation through the end of the initial term of his agreement, unless such termination occurs after the second anniversary of the effective date of the agreement, in which case each is entitled to salary continuation for 12 months plus a pro-rated amount of the bonus the executive was paid the prior year.

Equity.  Upon a Qualifying Termination, Mr. Nash, Ms. Marbert, Mr. Harvey and Mr. Gilbert will receive accelerated vesting for any equity awards granted after the effective date of the applicable employment agreement that would otherwise have vested within the salary continuation period (or for Mr. Gilbert the following 12-month period), with each such award treated as if it vested in equal annual installments. In addition, in the event of a Qualifying Termination, each of the five named executive officers will be entitled to one-third of the shares that would otherwise vest for each completed 12-month period following the grant date with respect to performance-based RSUs that vest at the end of three years. Mr. Burlingame’s service based RSUs vest one-third for each completed 12 month period since the award date plus an additional one-third, upon a Qualifying Termination. Note that generally in the case of a Qualifying Termination for death, the awards vest in full, and for disability, the awards continue to vest for up to three years following the termination date.

Obligations.  The amounts payable upon a Qualifying Termination are all subject to the execution of a general release and to compliance with confidentiality, non-compete, non-solicitation of employees and non-solicitation of customer covenants set forth in the relevant employment agreements. Salary continuation payments will be offset by the amount of any compensation earned by an executive from other employment during the severance payment period.

The amounts shown in the table assume that the termination or change in control was effective as of December 31, 2014 and that the price of ILG common stock on which certain calculations are based was the closing price of $20.89 on The NASDAQ Stock Market on that date. These amounts are estimates of the incremental amounts that would have been paid out to the executive upon such terminations/change in control, and do not take into account equity grants made, and contractual obligations entered into, after December 31, 2014. The actual amounts to be paid out can only be determined at the time the event actually occurs.

Name and Benefit	Termination without cause ($)	Resignation for good reason ($)	Change in Control ($)	Termination w/o cause or for good reason after Change in Control ($)
Craig M. Nash
Cash Severance (salary and bonus)	2,382,869	2,382,869		2,382,869
RSUs (vesting accelerated)	6,701,937	6,701,937	6,701,937	7,817,142
280G Gross-Up(1)	—	—	—	—
Total estimated value	9,084,806	9,084,8063	6,701,937	10,200,011	(2)

Jeanette E. Marbert
Cash Severance (salary and bonus)	1,351,163	1,351,163		1,351,163
RSUs (vesting accelerated)	2,100,552	2,100,552	2,100,552	2,198,338	(4)
Total estimated value	3,451,715	3,451,715	2,100,552	3,549,501	(2)

William L. Harvey
Cash Severance (salary)	375,000	375,000	—	375,000
RSUs (vesting accelerated)	1,238,909	1,238,909	1,710,299	1,776,987	(4)
Total estimated value	1,613,909	1,613,909	1,710,299	2,151,987

David C. Gilbert
Cash Severance (salary)	1,230,000	1,230,000	—	1,230,000	(3)
RSUs (vesting accelerated)	390,963	390,963	781,927	1,172,890	(4)
Total estimated value	1,620,963	1,620,963	781,927	2,402,890	(2)

John M. Burlingame
Cash Severance (salary)	1,265,000	1,265,000	—	1,265,000	(3)
RSUs (vesting accelerated)	442,102	442,102	—	1,362,306	(4)
Total estimated value	1,707,102	1,707,102	—	2,267,306	(2)

(1)         Under Mr. Nash’s agreement, if the payments are less than 110% of the safe harbor amount the amount paid will be reduced to the safe harbor amount and if the payments are more than 110% of the safe harbor amount, the amount will be grossed up. The 280G gross-up amount does not take account of mitigation for payments being paid in consideration of non-competition, non-solicitation and similar agreements or as reasonable compensation.

(2)         Any amounts paid that are considered excess parachute payments under Section 280(g) of the Code will not be deductible by ILG.

(3)         With respect to Mr. Gilbert and Mr. Burlingame, these payments represent salary continuation through the end of the initial term of their respective agreements.

(4)         The value of accelerated performance RSUs included in these amounts is based on the target numbers. These RSUs provide that the compensation committee may determine that a larger number of RSUs would have vested absent a change of control and cause such larger number of RSUs to vest.

Compensation Risk Analysis

The Compensation Discussion and Analysis describes generally the compensation policies and practices that apply to executives throughout the company. A team from our human resources department assessed ILG’s compensation policies and practices from a risk-taking perspective, and reviewed its conclusions with representatives from the legal and internal audit departments. A summary of this assessment was provided to the compensation committee. This assessment considered the potential risks with respect to our various compensation policies and practices and the mitigating factors and controls to address these risks. Based on the results of this review, we determined that the risks arising from ILG’s compensation policies and procedures are not reasonably likely to have a material adverse effect on ILG.

Equity Compensation Plan Information

The table below provides information pertaining to all compensation plans under which equity securities of our company are authorized for issuance as of December 31, 2014:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	2,515,901	(2)	$31.94	(3)	2,810,478
Equity compensation plans not approved by security holders	—		—		—
Total	2,515,901		—		2,810,478

(1)         These plans include the 2008 Annual and Stock Incentive Plan, as amended, and the 2013 Stock and Incentive Compensation Plan, under both of which a variety of awards, including incentive or nonqualified stock options, restricted shares, restricted stock units, performance units, appreciation rights, bonus awards or any combination of the foregoing may be issued and the 2008 Deferred Compensation Plan for Non-Employee Directors, under which directors can defer retainer fees that are converted to share units and settled in common stock. There are 53,242 shares available under the Deferred Compensation Plan for Non-Employee Directors.

(2)         Includes an aggregate of (a) 1,693,993 shares issuable upon vesting of RSUs, (b) 775,150 shares issuable upon outstanding stock options and (c) 46,758 shares issuable upon settlement of share units issued under the Deferred Compensation Plan for Non-Employee Directors. Some of the RSUs and all of the stock options were issued as adjustments from awards originally issued by IAC prior to the spin-off.

(3)         Weighted average exercise price calculation includes options (converted from IAC options in the spin-off) but excludes RSUs and these grants have a weighted average life remaining of 0.4 years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of ILG common stock as of March 23, 2015, except as otherwise disclosed in the notes below, by:

•                  each person who is known by ILG to own beneficially more than 5% of the outstanding common stock based on a review of filings with the SEC;

•                  ILG’s directors;

•                  ILG’s named executive officers; and

•                  ILG’s current executive officers and directors as a group.

Unless otherwise indicated, beneficial owners listed here may be contacted at ILG’s corporate headquarters at 6262 Sunset Drive, Miami, FL 33143. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all common shares set forth opposite their respective names:

	ILG Common Stock
Name and Address of Beneficial Owner	Shares	%
Liberty Interactive Corporation(1) 12300 Liberty Boulevard Englewood, CO 80112	16,643,957	29.0
Baron Capital Group, Inc.(2) 767 Fifth Avenue, 49th Floor New York, NY 10153	3,504,157	6.1
Weitz Investment Management(3) 82 Devonshire Street Boston, MA 02109	3,282,388	5.7
Blackrock, Inc.(4) 40 East 52nd Street New York, NY 10022	3,407,951	5.9
John M. Burlingame	—	—
David Flowers(5)	—	—
Victoria L. Freed(6)	12,653	*
David C. Gilbert	—	—
William L. Harvey	129,215	*
Chad Hollingsworth	—	—
Gary S. Howard(6)	45,293	*
Lewis J. Korman(6)	45,293	*
Thomas J. Kuhn(6)	46,085	*
Jeanette E. Marbert	287,435	*
Thomas J. McInerney(6)	104,293	*
Thomas P. Murphy, Jr.(6)	45,293	*
Craig M. Nash	721,088	1.3
Avy H. Stein(6)	45,042	*
All executive officers and directors as a group (17 persons)	1,660,855	2.9

*                 The percentage of shares beneficially owned does not exceed 1%.

(1)         Based upon information reported on a Schedule 13D which was filed with the SEC on August 29, 2008. Liberty Interactive Corporation (formerly Liberty Media Corporation) is a publicly traded corporation. According to Liberty Media Corporation’s Schedule 14A, filed June 23, 2014, Liberty’s chairman, John C. Malone, controls 36% of the voting power of Liberty Media Corporation.

(2)         Based upon information regarding ILG holdings reported on Amendment No. 1 to Schedule 13G which was filed with the SEC on February 17, 2015, Baron Capital Group, Inc. and its group members which BAMCO, Inc., Baron Capital Management, Inc. and Ronald Baron beneficially own and have dispositive rights over 3,504,157 shares and have voting rights over 3,084,157 shares.

(3)         Based upon information regarding ILG holdings reported on Schedule 13G, which was filed with the SEC on January 12, 2015, Weitz Investment Management and Wallace R. Weitz beneficially own and have voting and dispositive rights over 3,282,388 shares.

(4)         Based upon information regarding ILG holdings reported on Amendment No. 5 to Schedule 13G which was filed with the SEC on January 30, 2015, Blackrock, Inc. and its subsidiaries beneficially own and have sole dispositive rights over 3,407,951 shares and have voting rights over 3,315,539 shares.

(5)         Excludes 6,136 RSUs that vest more than 60 days after the record date.

(6)         Includes 4,816 RSUs that vest within 60 days of the record date and excludes 3,667 RSUs that vest more than 60 days after the record date. For Mr. Kuhn, excludes 27,616 share units and for Mr. Stein, 19,142 share units under the Non-Employee Director Deferred Compensation Plan, which would be paid no sooner than six months following termination of services as a director of ILG.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and owners of more than 10% of a registered class of ILG’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common shares and other equity securities of ILG. Executive officers, directors and owners of more than 10% of the common shares are required by SEC regulations to furnish ILG with copies of all forms they file pursuant to Section 16(a). We file Section 16(a) reports on behalf of our directors and executive officers to report their initial and subsequent changes in beneficial ownership of our common stock. To our knowledge, based solely on review of the reports that we filed, written representations that no other reports were required and all Section 16(a) reports provided to us, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with during the fiscal year ended December 31, 2014.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the board of directors, the audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of ILG.

The audit committee reviewed and discussed the audited consolidated financial statements of ILG for the year ended December 31, 2014 with management and the independent registered public accountants. Management has the responsibility for the preparation of ILG’s consolidated financial statements, and for determining that the financial statements are complete and accurate and in accordance with U.S. generally accepted accounting principles. ILG’s independent registered public accountants are responsible for planning and conducting audits for the examination of those consolidated financial statements.

The audit committee obtained the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board and discussed with the independent registered public accountants any relationships that may impact their objectivity and independence. The audit committee also reviewed and discussed with the independent registered public accountants all communications required by the Public Company Accounting Oversight Board Auditing Standards No. 16, Communications with Audit Committees, and reviewed and discussed the results of the independent registered public accountants’ audit of the financial statements.

Based on the above-described review and discussions with management and the independent registered public accountants, the audit committee recommended to the board of directors that ILG’s audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2014.

Audit Committee

Lewis J. Korman, Chairman

Gary S. Howard

Thomas J. Kuhn

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

ILG has adopted a written policy for the review of transactions with related persons by the audit committee of the board of directors. The policy requires review, approval or ratification of transactions exceeding $120,000 in which ILG is a participant and in which an ILG director, executive officer, a significant stockholder or an immediate family member of any of the foregoing persons has a direct or indirect material interest. The audit committee determines whether these transactions are in, or not inconsistent with, the best interests of ILG and its stockholders, taking into consideration whether they are on terms no less favorable to ILG than those available with other parties and the related person’s interest in the transaction. The relationships and related party transactions described below relating to Liberty were entered into prior to or in connection with ILG’s spin-off from IAC in August 2008. The terms “related person” and “transaction” have the meanings set forth in Item 404(a) of Regulation S-K under the Securities Act.

Agreements with Liberty Media Corporation

In May 2008, in connection with the settlement of litigation relating to the proposed spin-offs, IAC entered into a “Spinco Agreement” with Liberty Media Corporation (now known as Liberty Interactive Corporation and which we refer to as Liberty), and affiliates of Liberty that hold shares of IAC common stock and/or Class B common stock (together with Liberty, the “Liberty Parties”), among others. At the time of the spin-offs, ILG and each of HSN, Inc., Ticketmaster Entertainment, Inc. and Tree.com, Inc., the other entities that were spun off from IAC in August 2008 (each a “Spinco”) assumed from IAC all of those rights and obligations under the Spinco Agreement providing for post-spin-off governance arrangements at the Spincos. As of March 23, 2015, Liberty beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) 16,643,957 shares or 29.0% of ILG common stock. The following summary describes the material terms of those governance arrangements and related matters and is qualified by reference to the full Spinco Agreement, which previously have been filed with the SEC. As required by the Spinco Agreement, ILG entered into a registration rights agreement with the Liberty Parties at the time of the spin-off, as described below.

Spinco Agreement

Representation of Liberty on the Spinco Boards of Directors

The Spinco Agreement generally provides that so long as Liberty beneficially owns securities of ILG representing at least 20% of the total voting power of ILG’s equity securities, Liberty has the right to nominate up to 20% of the directors serving on ILG’s board of directors (rounded up to the nearest whole number). Any director nominated by Liberty must be reasonably acceptable to a majority of the directors on ILG’s Board who were not nominated by Liberty. All but one of Liberty’s nominees serving on ILG’s board of directors must qualify as “independent” under applicable stock exchange rules. In addition, the nominating and/or governance committee of the ILG Board may include only “Qualified Directors,” namely directors other than any who were nominated by Liberty, are officers or employees of ILG or were not nominated by the nominating and/or governance committee of the ILG Board in their initial election to the board and for whose election any Liberty Party voted shares.

Acquisition Restrictions

The Liberty Parties have agreed in the Spinco Agreement not to acquire beneficial ownership of any equity securities of ILG (with specified exceptions) unless:

•                  the acquisition was approved by a majority of the Qualified Directors;

•                  the acquisition is permitted under the provisions described in “Competing Offers” below; or

•                  after giving effect to the acquisition, Liberty’s ownership percentage of the equity securities of ILG, based on voting power, would not exceed the Applicable Percentage.

The “Applicable Percentage” initially is Liberty’s ownership percentage of ILG upon the spin-off, based on voting power (approximately 29.6%), plus 5%, but in no event more than 35%. Following the spin-off, the Applicable Percentage will be reduced for specified transfers of equity securities of ILG by the Liberty Parties.

Transfer Restrictions

Unless a majority of the Qualified Directors consent, the Spinco Agreement prohibits transfers by the Liberty Parties of any equity securities of ILG to any person except for certain transfers, including:

•                  transfers under Rule 144 under the Securities Act (or, if Rule 144 is not applicable, in “broker transactions”);

•                  transfers pursuant to a third party tender or exchange offer or in connection with any merger or other business combination, which merger or business combination has been approved by ILG;

•                  transfers in a public offering in a manner designed to result in a wide distribution, provided that no such transfer is made, to the knowledge of the Liberty Parties, to any person whose ownership percentage (based on voting power) of ILG’s equity securities, giving effect to the transfer, would exceed 15%;

•                  a transfer of all of the equity securities of ILG beneficially owned by the Liberty Parties and their affiliates in a single transaction if the transferee’s ownership percentage (based on voting power), after giving effect to the transfer, would not exceed the Applicable Percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of the Liberty Parties under the Spinco Agreement relating to ILG;

•                  specified transfers in connection with changes in the beneficial ownership of the ultimate parent company of a Liberty Party or a distribution of the equity interests of a Liberty Party or certain similar events; and

•                  specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties’ equity securities in ILG, subject to specified restrictions.

Competing Offers

During the period when Liberty continues to have the right to nominate directors to ILG’s board of directors, if ILG’s board of directors determines to pursue certain types of transactions on a negotiated basis (either through an “auction” or with a single bidder), Liberty is granted certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations. In connection with any such transaction that ILG is negotiating with a single bidder, ILG’s board must consider any offer for a transaction made in good faith by Liberty but is not obligated to accept any such offer or to enter into negotiations with Liberty.

If a third party (i) commences a tender or exchange offer for at least 35% of the capital stock of ILG other than pursuant to an agreement with ILG or (ii) publicly discloses that its ownership percentage (based on voting power) exceeds 20% and ILG’s Board fails to take certain actions to block such third party from acquiring an ownership percentage of ILG (based on voting power) exceeding the Applicable Percentage, the Liberty Parties generally will be relieved of the obligations described under “Acquisition Restrictions” above to the extent reasonably necessary to permit Liberty to commence and consummate a competing offer. If Liberty’s ownership percentage (based on voting power) as a result of the consummation of a competing offer in response to a tender or exchange offer described in (i) above exceeds 50%, any consent or approval requirements of the Qualified Directors in the Spinco

Agreement will be terminated, and, following the date that Liberty’s ownership percentage (based on voting power) exceeds 50%, the obligations described under “Acquisition Restrictions” will be terminated.

Other

Amendments to the Spinco Agreement and determinations required to be made thereunder (including approval of transactions between a Liberty Party and ILG that would be reportable under the proxy rules) will require the approval of the Qualified Directors.

Registration Rights Agreement

As indicated above under “Spinco Agreement,” ILG granted to Liberty the registration rights described below at the time of the spin-off.

Under the registration rights agreement, the Liberty Parties and their permitted transferees (the “Holders”) are entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of ILG common stock received by the Liberty Parties as a result of the spin-off and other shares of ILG common stock acquired by the Liberty Parties consistent with the Spinco Agreement (collectively, the “Registrable Shares”). The Holders are permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares.

ILG is obligated to indemnify the Holders, and each selling Holder is obligated to indemnify the Spinco, against specified liabilities in connection with misstatements or omissions in any registration statement.

Other

An officer of Royal Caribbean Cruises Ltd. is part of our board of directors. Through the travel services we offer, we sell Royal Caribbean cruises. During 2014, we recorded revenue of $0.9 million for these sales and Royal Caribbean had $7.7 million of gross sales from our bookings of their cruises, which in each case is less than 5% of gross revenues for the year.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS’ FEES

The following table sets forth fees for professional services rendered by Ernst & Young LLP for fiscal years 2014 and 2013.

	2014 Estimated Fees	2013 Actual Fees
Audit Fees(1)(3)	$2,405,922	$1,526,757
Audit-Related Fees(2)	108,316	40,767
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$2,514,238	$1,567,524

(1)         Includes fees and expenses related to the fiscal year integrated audit and AU Section 722, Interim Financial Information, statutory audits of foreign subsidiaries, SEC filings, including consents and comment letters, notwithstanding when fees and expenses were billed or when the services were rendered.

(2)         Includes fees and expenses for services rendered during the respective year related to opinions on the Statements of Key Operating Exchange Statistics of Interval International and debt compliance, auditor’s examination on Aston’s property accounting services for third party-owned properties, including a review of internal controls, accounting consultation related to the conversion by a subsidiary from local generally accepted accounting principles to International Financial Reporting Standards, as well as procedures for compliance with UK travel regulations. Amount presented for 2014 is an estimate.

(3)         Amounts in local currencies are converted at the respective exchange rates at December 31, 2014.

Audit Committee Pre-Approval of Independent Accountant Services

The audit committee pre-approves, on an individual basis, all audit and permissible non-audit services provided by the independent registered public accountants. These services may include audit services, audit-related services, tax services and other services.

Ernst & Young LLP has been selected by the audit committee to serve as ILG’s independent registered public accountants for the fiscal year ending December 31, 2015. A representative of Ernst & Young LLP will be present at the annual meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

PROPOSAL 2—RATIFICATION OF THE SELECTION OF ILG’S

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ILG is asking its stockholders to ratify the selection of Ernst & Young LLP as ILG’s independent registered public accounting firm for the year ending December 31, 2015. Although ratification is not required, the board of directors is submitting the selection of Ernst & Young LLP to its stockholders for ratification as a matter of good corporate governance. If the selection is not ratified, the audit committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the audit committee in its discretion may select a different registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of ILG and its stockholders.

The board of directors recommends that you vote FOR the proposal to ratify the selection of Ernst & Young LLP as ILG’s independent registered public accounting firm for the year ending December 31, 2015.

OTHER MATTERS

Management does not know of any other matters which will be presented for action at the meeting. If any other matters shall properly come before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment.

Stockholder Proposals for 2016 Annual Meeting

An eligible stockholder who wishes to have its qualifying stockholder proposal considered for inclusion in our proxy materials for such meeting must send a qualifying stockholder proposal to our Corporate Secretary at our executive offices at the address below no later than December 8, 2015. To qualify as an eligible stockholder with regard to making a stockholder proposal, a stockholder must, among other things, have continuously held at least $2,000 in market value or 1% of our outstanding capital stock for at least one year by the date of submission of the stockholder proposal, and must continue to own that amount of stock through the date of the annual meeting.

If you want to make a proposal or nominate a director for consideration at next year’s annual meeting without having the proposal included in our proxy materials, you must comply with the current advance notice provisions and other requirements set forth in our Bylaws. Under our Bylaws, a stockholder may bring a matter to vote upon at an annual meeting by giving adequate notice to our Corporate Secretary. To be adequate, that notice must contain the information specified in our Bylaws and be received by us not earlier than January 22, 2016 nor later than 5:00 p.m., Eastern Time, on February 21, 2016. If, however, the date of the annual meeting is advanced or delayed by more than 30 days from May 12, 2015, timely notice by the stockholder must be delivered not later than the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

If we do not receive your proposal or nomination by the appropriate deadline, then it may not be brought before the 2016 Annual Meeting of Stockholders. The fact that we may not insist upon compliance with these requirements should not be construed as a waiver of our right to do so at any time in the future.

All proposals or nominations should be addressed to Interval Leisure Group, Inc., 6262 Sunset Drive, Miami, Florida 33143, Attention: Corporate Secretary.

Householding

The SEC permits a single Notice of Internet Availability of Proxy Materials or set of annual reports and proxy statements to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing costs. A number of brokerage firms have instituted householding. Only one copy of our Notice of Internet Availability of Proxy Materials or this proxy statement and the accompanying annual report will be sent to certain beneficial stockholders who share a single address, unless any stockholder residing at that address gave contrary instructions.

If any beneficiary stockholder residing at such an address desires at this time to receive a separate copy of our Notice of Internet Availability of Proxy Materials or this proxy statement and the attached annual report or if any such stockholder wishes to receive a separate proxy statement and annual report in the future, the stockholder should provide such instructions to ILG by calling ILG Investor

Relations, at 305-666-1861 x6030, or by writing Interval Leisure Group, Inc., 6262 Sunset Drive, Miami, Florida 33143, Attention: Investor Relations.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Interval Leisure Group, Inc., 6262 Sunset Drive, Miami, Florida 33143, ILG will provide without charge to each person that solicited a copy of ILG’s 2014 Annual Report on Form 10-K, including the financial statements and financial statement schedule filed therewith. Copies are also available on our website, www.iilg.com. ILG will furnish requesting stockholders with any exhibit not contained in its 2014 Annual Report on Form 10-K upon payment of copying costs.

By order of the Board of Directors,

Victoria J. Kincke

Secretary

Dated: March 30, 2015

APPENDIX A

ADJUSTED EBITDA REPORTED RECONCILIATION

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Adjusted EBITDA	$175,140	$166,243	$157,068
Non-cash compensation expense	(11,363)	(10,428)	(10,931)
Other non-operating income (expense), net	2,012	259	(2,456)
Prior period item	—	3,496	—
Acquisition related and restructuring costs	(7,058)	(4,467)	107
Loss on extinguishment of debt	—	—	(18,527)
EBITDA	158,731	155,103	125,261
Amortization expense of intangibles	(12,301)	(8,133)	(23,041)
Depreciation expense	(15,712)	(14,531)	(13,429)
Less: Other non-operating income (expense), net	(2,012)	(259)	2,456
Less: Net income attributable to noncontrolling interest	3,018	565	7
Equity in earnings from unconsolidated entities	(4,630)	—	—
Less: Loss on extinguishment of debt	—	—	18,527
Operating income	127,094	132,745	109,781
Interest income	412	362	1,792
Interest expense	(7,149)	(6,172)	(25,629)
Other non-operating income (expense), net	2,012	259	(2,456)
Loss on the extinguishment of debt	—	—	(18,527)
Equity in earnings from unconsolidated entities	(4,630)	—	—
Income tax provision	(45,051)	(45,412)	(24,252)
Net income	81,948	81,782	40,709
Net income attributable to noncontrolling interest	(3,018)	(565)	(7)
Net income attributable to common stockholders	$78,930	$81,217	$40,702

A-1

ADJUSTED EBITDA INCENTIVE CALCULATION RECONCILIATION

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Adjusted EBITDA	$175,140	$169,533	$157,182
Non-cash compensation expense	(11,363)	(10,429)	(10,931)
Other non-operating income (expense), net	2,012	259	(2,456)
Acquisition related costs	(7,058)	(3,693)	—
Loss on extinguishment of debt	—	—	(18,527)
EBITDA	158,731	155,668	125,268
Amortization expense of intangibles	(12,301)	(8,133)	(23,041)
Depreciation expense	(15,712)	(14,531)	(13,429)
Less: Other non-operating income (expense), net	(2,012)	(259)	2,456
Equity in earnings from unconsolidated entities	(4,630)	—	—
Less: Loss on extinguishment of debt	—	—	18,527
Operating income	127,094	132,745	109,781
Interest income	412	362	1,792
Interest expense	(7,149)	(6,172)	(25,629)
Other non-operating income (expense), net	2,012	259	(2,456)
Loss on the extinguishment of debt	—	—	(18,527)
Equity in earnings from unconsolidated entities	(4,630)	—	—
Income tax provision	(45,051)	(45,412)	(24,252)
Net income	81,948	81,782	40,709
Net loss attributable to noncontrolling interest	(3,018)	(565)	(7)
Net income attributable to common stockholders	$78,930	$81,217	$40,702

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Net income attributable to common stockholders	$78,930	$81,217	$40,702
Prior period item	—	(3,496)	—
Acquisition related and restructuring costs	7,058	4,467	(107)
Other non-operating foreign currency remeasurements	(2,303)	(589)	2,159
Loss on extinguishment of debt	—	—	18,527
Income tax impact on adjusting items(1)	(1,852)	(132)	(8,075)
Adjusted net income	$81,833	$81,467	$53,206

	Year Ended December 31,
	2014	2013	2012
Diluted earnings per share	$1.38	$1.40	$0.71
Prior period item	—	(0.06)	—
Acquisition related and restructuring costs	0.12	0.08	0.00
Other non-operating foreign currency remeasurements	(0.04)	(0.01)	0.04
Loss on extinguishment of debt	—	—	0.32
Income tax impact on adjusting items(1)	(0.03)	0.00	(0.14)
Adjusted diluted earnings per share	$1.43	$1.41	$0.93

(1)         Tax rate utilized is the applicable effective tax rate respective to the period to the extent amounts are deductible

A-2